1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 30, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/10/30

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Press Release to Report First Nine Months and Third Quarter 2008 Results

2	Financial Statements for the Nine Months Ended September 30, 2008 and 2007 and Independent Accountants’ Review Report (Stand alone)

3	Consolidated Financial Statements for the Nine Months Ended September 30, 2008 and 2007 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Nine Months Ended September 30, 2007 and 2008

Exhibit 1

Chunghwa Telecom Reports First Nine Months and Third Quarter 2008 Results

Taipei, Taiwan, R.O.C. October 30, 2008 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first nine months and the third quarter of 2008. All figures were consolidated and prepared in accordance to ROC GAAP.

As to the global economic downturn, Dr. Shyue-ching Lu, Chairman and CEO of Chunghwa Telecom, made the following comment: “The current financial crisis has impacted the global economy, especially in the US. Based on our current outlook, given that telecommunication is a utility-like service and our dominant leadership in Taiwan, the impact on us will be relatively small. As a result, currently, we are still confident that we should be able to achieve our annual guidance which we set out earlier in 2008.”

Below please find the highlights and detail explanation for Chunghwa’s operational results:

(Comparisons, unless otherwise stated, are with respect to the prior year period)

Financial Highlights for the First Nine Months of 2008:

•	Total revenue increased by 3.0% to NT$151.9 billion

•	Internet and data revenue grew 1.3%

•	Mobile revenue declined 2.0%; Mobile VAS revenue increased by 26.8%

•	Net income totaled NT$36.5 billion, a decrease of 3.3%

•	Basic earnings per share (EPS) increased by 7.6% to NT$3.82, or NT$38.2 per ADS

Financial Highlights for the Third Quarter of 2008:

•	Total revenue decreased by 1.5% to NT$50.9 billion

•	Internet and data revenue grew 0.4%

•	Mobile revenue declined 3.4%; Mobile VAS revenue increased by 18.3%

•	Net income totaled NT$13.3 billion, an increase of 0.8%

•	Earnings per share (EPS) increased by 12.1% to NT$1.39, or NT$13.9 per ADS

Revenues

Chunghwa’s total revenue for the first nine months of 2008 increased by 3.0% year-over-year to NT$151.9 billion, of which 28.4% was from fixed-line services, 35.9% was from mobile services, 24.5% was from Internet and data services and the remainder 11.2% was from other revenues, including handset sales from SENAO and Chunghwa. Chunghwa’s revenue growth for the first nine-month period was led by continued Internet & data growth and the consolidation of revenues from the Company’s subsidiaries.

Internet and data revenue of NT$37.3 billion in the first nine months of 2008 was 1.3% higher than the comparable period in 2007. This was driven by the continued growth in the total broadband subscriber base, FTTB and ADSL speed upgrades, and partly offset by an ADSL tariff adjustment that took effect on April 1, 2008.

Mobile revenue decreased by 2.0% in the first nine months of 2008 to NT$54.6 billion. This was primarily due to the positive effects of the 2.5% increase in subscriber numbers and the 26.8% increase in value added service revenue year-over-year, but was offset by the traffic decline and the price cuts by the National Communication Commission (“NCC”).

Total fixed-line revenue declined 3.7% to NT$43.1 billion as compared to the prior year period. International Long Distance revenue decreased 4.2%, mainly due to increased competition from calling card and the decrease in settlement income resulting from the fluctuation of FX rate. Local and domestic long distance revenues decreased by 2.9% and 6.5% year-over-year, respectively, for the first nine months of 2008, mainly due to mobile and VOIP substitution.

For the third quarter 2008, Internet revenue was 0.3% lower while data revenue increased by 2.5% year-over-year. Mobile revenue decreased by 3.4%, mainly due to the price cuts imposed by the NCC and promotional packages provided by Chunghwa. Fixed line revenue as a whole decreased by 5.1% as compared to the same period last year.

Costs and Expenses

For the first nine months of 2008, total operating costs and expenses increased 5.3% year-over-year to NT$104.9 billion. The increase was mainly attributable to the consolidation of our subsidiaries, especially Senao. For the parent company, total operating costs and expenses increased by NT$1.5 bn, representing a year-over-year increase of 1.6%. This was primarily driven by the increase in handset sales costs and handset subsidies.

For the third quarter of 2008, total operating costs and expenses increased by 6.2%, mainly due to the same reason aforementioned for the nine months results.

Income Tax

Income tax for the first nine months of 2008 was NT$11.1 billion, an increase of 7.0% compared to NT$10.4 billion for the comparable period in 2007. This was mainly due to the decrease in tax credit for 3G investment.

EBITDA and Net Income

As a result of the increased cost and expense, EBITDA for the first nine months of 2008 decreased by 2.7% year-over-year to NT$75.6 billion, representing an EBITDA margin of 49.8%. Net income for the first nine months was NT$36.5 billion, a decrease of 3.3% compared to the same period of 2007.

Capex

Capital expenditures totaled NT$18.3 billon for the nine months ended September 30, 2008, of which 72% was for wire line equipment (including fixed-line and Internet and data), 15% was for wireless equipment and the remaining 13% was for others. Capital expenditures were up 16.4% from the NT$15.8 billion for the nine months ended September 30, 2007, mainly due to an increase in other spending of NT$1.2 bn in the first quarter 2008 for the purchase of state-owned land, where one of our outlets is located.

Cash Flows

Our cash flow from operating activities decreased by 2.1% to NT$54.1 bn. The decrease was primarily because of an increase in inventories and a decrease in depreciation and amortization. Free cash flow for the first nine months 2008 decreased by 9.5% when compared with the same period 2007, as capex was 16.4% higher.

Our cash and cash equivalents amounted to NT$103.1 bn as of the end of September 2008. This 85.2% increase is the result of the timing of our cash dividend distribution this year, which will fall in November, while it was in August in 2007. However, we are still accumulating cash despite the dividend distribution factor.

Business Highlights:

Internet and Data Services

•

Total HiNet subscribers reached 4.1 million at the end of September 2008. We had 912,000 HiNet FTTB subscribers as of September 30, 2008, representing a growth of 133.5% as compared to the end of September 2007.

•

Overall, Chunghwa had 4.32 million broadband subscribers (including ADSL and FTTB subscribers) at the end of September 2008, a 2.4% increase compared to the same period of last year. At the end of September 2008, the number of ADSL and FTTB subscriptions of service speed greater than 8 Mbps reached 1.50 million, representing 34.8% of total broadband subscribers.

•

As of the end of September 2008, Chunghwa had a total of 591,000 MOD subscribers, of which 82,000 were new subscriptions added during the third quarter 2008, representing a 65.2% increase year-over-year.

Mobile Services

•

As of September 30, 2008, Chunghwa had 8.87 million mobile subscribers, with net additions of 91,000 during the third quarter 2008. According to statistics published by the NCC at the end of September 2008, Chunghwa’s total mobile subscriber market share (including 2G, 3G and PHS) was 35.5%, while revenue market share (including 2G, 3G and PHS) was 33.5%.

•	Chunghwa had 350,000 net additions to its 3G subscriber base during the third quarter, bringing total 3G subscribers to 3.24 million, up 62.6% year-over-year.

•

Total VAS revenue for the first nine months of 2008 was NT$5.1 billion, growing by 26.8% year-over-year; of this, mobile internet exhibited the highest growth at 48.5% year-over-year. Data card business has also performed well over the past several months. At the end of September, we had 98,000 data card subscribers with associated ARPU of NT$885. As a result, data revenue as a percentage of mobile revenue increased to 9.5% for the first nine months of 2008.

Fixed-line Services

•	As of the end of September 2008, the Company maintained its leading fixed-line market position, with 12.8 million fixed-line subscribers.

Early Retirement Program

We started to offer an early-retirement program in September 2008. There were 160 employees participated in the program and will leave the Company on November 1st, 2008. Despite the ERP compensation of NT$170 million to be recognized in the fourth quarter, we will benefit from the cost savings of the two months salary for November and December in 2008.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom’s website at www.cht.com.tw/ir/filedownload .

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to ROC GAAP, which we use to prepare our consolidated financial statements.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

Exhibit 2

Chunghwa Telecom Co., Ltd. Financial Statements for the Nine Months Ended September 30, 2008 and 2007 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2008 and 2007, and the related statements of operations and cash flows for the nine months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement of Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-method investments were NT$7,197,490 thousand and NT$2,237,667 thousand as of September 30, 2008 and 2007 and the equity in earning were NT$125,741 thousand and NT$162,021 thousand, respectively, for the nine months then ended.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had the investment information mentioned in the preceding paragraph and related information been based on the investees’ reviewed financial statements, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the nine months ended September 30, 2008, and have issued a reserve review report.

October 21, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$98,976,773	20	$54,079,967	12
Financial assets at fair value through profit or loss (Notes 2 and 5)	95,359	—	126,016	—
Available-for-sale financial assets (Notes 2 and 6)	14,931,598	3	21,152,088	5
Held-to-maturity financial assets (Notes 2 and 7)	35,033	—	57,324	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,027,162 thousand in 2008 and $3,517,058 thousand in 2007 (Notes 2 and 8)	10,786,930	2	12,133,650	3
Receivables from related parties (Note 24)	284,373	—	363,630	—
Other current monetary assets (Notes 5 and 9)	3,730,033	1	6,875,722	1
Inventories, net (Notes 2 and 10)	3,443,364	1	2,784,022	1
Deferred income taxes (Notes 2 and 21)	380,923	—	245,073	—
Other current assets (Note 11)	4,308,819	1	3,346,140	1

Total current assets	136,973,205	28	101,163,632	23

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	8,392,002	2	3,340,576	1
Financial assets carried at cost (Notes 2 and 13)	2,246,048	1	1,941,280	—
Held-to-maturity financial assets (Notes 2 and 7)	1,315,061	—	322,291	—
Other monetary assets (Notes 14 and 25)	1,000,000	—	1,000,000	—

Total investment	12,953,111	3	6,604,147	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 24)
Cost
Land	101,872,198	21	100,917,029	23
Land improvements	1,487,827	—	1,479,005	—
Buildings	62,455,514	13	59,654,629	13
Computer equipment	14,844,193	3	15,016,006	3
Telecommunications equipment	642,472,190	134	637,106,261	142
Transportation equipment	2,732,563	1	3,187,435	1
Miscellaneous equipment	7,322,378	2	7,818,461	2

Total cost	833,186,863	174	825,178,826	184
Revaluation increment on land	5,820,548	1	5,823,991	1

	839,007,411	175	831,002,817	185
Less: Accumulated depreciation	537,393,945	112	521,179,719	116

	301,613,466	63	309,823,098	69
Construction in progress and advances related to acquisitions of equipment	16,537,168	3	18,871,452	4

Property, plant and equipment, net	318,150,634	66	328,694,550	73

INTANGIBLE ASSETS (Note 2)
3G concession	7,673,240	2	8,421,849	2
Other	323,685	—	316,531	—

Total intangible assets	7,996,925	2	8,738,380	2

OTHER ASSETS
Idle assets (Note 2)	927,293	—	928,166	—
Refundable deposits	1,189,869	—	1,345,874	1
Deferred income taxes (Notes 2 and 21)	1,489,181	1	1,018,913	—
Other	694,169	—	405,307	—

Total other assets	4,300,512	1	3,698,260	1

TOTAL	$480,374,387	100	$448,898,969	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$1,424,194	—	$904,144	—
Trade notes and accounts payable	6,839,590	1	7,289,690	2
Payables to related parties (Note 24)	1,662,934	—	1,238,548	1
Income tax payable (Notes 2 and 21)	3,149,800	1	5,235,352	1
Accrued expenses (Notes 3 and 16)	10,477,456	2	9,399,952	2
Dividends payable (Note 18)	40,716,130	9	—	—
Other current liabilities (Note 17)	14,487,481	3	14,016,533	3

Total current liabilities	78,757,585	16	38,084,219	9

DEFERRED INCOME	1,910,574	—	1,400,253	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	5,117,717	1	3,221,519	1
Customers’ deposits	6,162,199	2	6,320,298	1
Deferred credit - profit on intercompany transactions (Note 24)	1,117,755	—	—	—
Other	395,768	—	730,741	—

Total other liabilities	12,793,439	3	10,272,558	2

Total liabilities	93,556,584	19	49,852,016	11

STOCKHOLDERS’ EQUITY (Notes 2, 15, 18 and 19)
Common capital stock - $10 par value; Authorized: 12,000,000 thousand shares Issued: 9,557,777 thousand shares in 2008 and 10,634,630 thousand shares in 2007	95,577,769	20	106,346,296	24

Capital stock to be issued	20,505,867	4	—	—

Preferred stock $10 par value	—	—	—	—

Additional paid-in capital
Capital surplus	179,193,097	37	200,592,390	45
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	—	—

Total additional paid-in capital	179,206,270	37	200,605,560	45

Retained earnings:
Legal reserve	52,859,566	11	48,036,210	11
Special reserve	2,675,419	1	2,678,723	1
Unappropriated earnings	32,789,828	7	37,854,980	8

Total retained earnings	88,324,813	19	88,569,913	20

Other adjustments
Cumulative translation adjustments	14,824	—	(4,398)	—
Unrecognized net loss of pension	(85)	—	—	—
Unrealized gain (loss) on financial instruments	(2,634,740)	—	1,175,544	—
Unrealized revaluation increment	5,823,085	1	5,824,210	1

Total other adjustments	3,203,084	1	6,995,356	1

Treasury stocks	—	—	(3,470,172)	(1)

Total stockholders’ equity	386,817,803	81	399,046,953	89

TOTAL	$480,374,387	100	$448,898,969	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 21, 2008)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
NET REVENUES (Note 24)	$140,057,485	100	$139,940,095	100

OPERATING COSTS (Note 24)	69,982,962	50	69,582,249	50

GROSS PROFIT	70,074,523	50	70,357,846	50

OPERATING EXPENSES (Note 24)
Marketing	19,596,625	14	18,487,592	13
General and administrative	2,466,009	2	2,369,551	2
Research and development	2,242,464	1	2,357,151	1

Total operating expenses	24,305,098	17	23,214,294	16

INCOME FROM OPERATIONS	45,769,425	33	47,143,552	34

NON-OPERATING INCOME AND GAINS
Interest income	1,394,905	1	1,057,026	1
Gains on disposal of financial instruments, net	390,515	1	26,938	—
Equity in earnings of equity method investees, net	364,603	—	348,277	—
Dividends income	107,737	—	64,296	—
Other	204,073	—	493,805	—

Total non-operating income and gains	2,461,833	2	1,990,342	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	736,126	1	881,591	1
Losses on disposal of property, plant and equipment, net	56,997	—	38,012	—
Valuation loss on inventory	27,907	—	6,102	—
Foreign exchange loss, net	15,144	—	32,932	—
Impairment loss on financial assets carried at cost	15,000	—	—	—
Interest expense	404	—	754	—
Other	77,891	—	178,306	—

Total non-operating expenses and losses	929,469	1	1,137,697	1

INCOME BEFORE INCOME TAX	47,301,789	34	47,996,197	34

INCOME TAX (Notes 2 and 21)	10,779,702	8	10,209,755	7

NET INCOME	$36,522,087	26	$37,786,442	27

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2008		2007
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 22)
Basic earnings per share	$4.95	$3.82	$4.52	$3.55

Diluted earnings per share	$4.94	$3.81	$4.51	$3.55

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 21, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$36,522,087	$37,786,442
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment loss on financial assets carried at cost	15,000	—
Provision for doubtful accounts	401,642	597,866
Depreciation and amortization	28,502,855	29,765,569
Valuation loss on inventory	27,907	6,102
Gain on disposal of financial instruments, net	(390,515)	(26,938)
Valuation loss on financial instruments, net	736,126	881,591
Amortization of discount of financial assets	(1,125)	—
Losses on disposal of property, plant and equipment, net	56,997	38,012
Equity in loss (earnings) of equity method investees	(364,603)	(348,277)
Dividends received from equity investees	435,284	107,106
Deferred income taxes	(497,179)	(693,403)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	451,347	(174,605)
Trade notes and accounts receivable	(713,535)	(189,117)
Receivables from related parties	(72,748)	(315,862)
Other current monetary assets	3,321,316	94,211
Inventories	(248,219)	(37,086)
Other current assets	(3,093,703)	(2,330,960)
Increase (decrease) in:
Trade notes and accounts payable	(3,468,565)	(2,371,802)
Payables to related parties	120,004	273,322
Income tax payable	(3,810,704)	(3,292,188)
Accrued expenses	(4,479,625)	(9,396,869)
Other current liabilities	(67,068)	969,190
Accrued pension liabilities	1,205,753	1,967,818
Deferred income	405,424	444,834

Net cash provided by operating activities	54,994,153	53,754,956

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale financial assets	(5,131,862)	(19,264,257)
Proceeds from disposal of available-for-sale financial assets	5,065,441	5,823,473
Acquisitions of held-to-maturity financial assets	(852,383)	(400,000)
Proceeds from disposal of held-to-maturity financial assets	652,863	20,385
Acquisition of financial assets carried at cost	(200,000)	—
Proceeds from disposal of financial assets carried at cost	354,933	—
Acquisition of investment accounted for using equity method	(4,171,922)	(1,093,268)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
Proceeds from disposal of investment accounted for using equity method	$44,047	$—
Acquisitions of property, plant and equipment	(18,075,615)	(15,579,213)
Proceeds from disposal of property, plant and equipment	1,825,836	93,145
Acquisition of intangible assets	(122,962)	(206,258)
Decrease (increase) in other assets	(150,494)	46,500

Net cash used in investing activities	(20,762,118)	(30,559,493)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of long-term loans	—	(300,000)
Decrease in customers’ deposits	(113,105)	(251,791)
Increase (decrease) in other liabilities	(336,944)	170,422
Cash dividends paid	—	(35,903,408)
Repurchase in treasury stock	—	(3,470,172)
Cash paid to stockholders for capital reduction	(9,557,777)	—

Net cash used in financing activities	(10,007,826)	(39,754,949)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,224,209	(16,559,486)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	74,752,564	70,639,453

CASH AND CASH EQUIVALENTS, END OF PERIOD	$98,976,773	$54,079,967

SUPPLEMENTAL INFORMATION
Interest paid	$404	$754

Income tax paid	$15,092,647	$14,195,346

NON-CASH FINANCING ACTIVITIES
Dividends payable	$40,716,130	$—

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$17,216,258	$14,798,742
Decrease in payables to suppliers	859,357	780,471

	$18,075,615	$15,579,213

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

Acquired Senao International Co., Ltd. for the nine months ended September 30, 2007, the assets and liabilities, based on their fair values are as follows:

Cash	$617,003
Financial assets at fair value through profit or loss	86,796
Trade notes and accounts receivable	2,024,443
Inventories	1,625,790
Other current assets	334,055
Long-term investment	12,941
Property, plant, and equipment	1,316,657
Identifiable intangible assets	365,920
Other assets	134,869
Short-term loans and current portion of long-term loans	(100,000)
Trade notes and accounts payable	(1,629,324)
Other current liabilities	(714,517)
Long-term liabilities	(580,000)
Other liabilities	(92,579)

Total	3,402,054
Percentage of ownership	31.3285%

Acquisition cost	$1,065,813

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 21, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The numbers of employees as of September 30, 2008 and 2007 are 24,690 and 24,079, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper, bond with resale agreements, and treasury bill purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset, when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in companies in which Chunghwa exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees where in the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G license is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient, the difference is charged to retained earnings.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

Reclassifications

Certain accounts in the financial statements as of and for the nine months ended September 30, 2007 have been reclassified to conform to the presentation of the financial statements as of and for the nine months ended September 30, 2008.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning January 1, 2008. The adoption of this interpretation resulted in a decrease of NT$866,332 thousand (including NT$843,081 thousand recorded by Chunghwa and NT$23,251 thousand recorded by its equity-method investees) in net income and a decrease in basic earnings per share (after income tax) of NT$0.09 for the nine months ended September 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2008	2007
Cash
Cash on hand	$138,775	$75,625
Bank deposits	16,461,692	7,087,078
Negotiable certificate of deposit, annual yield rate - ranging from 1.94%-2.643% and 1.82%-5.39% for 2008 and 2007, respectively	63,761,675	32,673,069

	80,362,142	39,835,772

Cash equivalents
Commercial paper purchased, annual yield rate - ranging from 1.96%-3.762% and 1.90%-5.22% for 2008 and 2007, respectively	18,614,631	13,887,837
Bond with resale agreements, annual yield rate - ranging from 2.10%-2.30% for 2007	—	250,000
U.S. Treasury bills, annual yield rate 4.41% for 2007	—	106,358

	18,614,631	14,244,195

	$98,976,773	$54,079,967

As of September 30, 2008 and 2007, foreign deposits in bank were as following:

	September 30
	2008	2007
United States of America - New York (US$290,563 thousand and US$41,879 thousand for the nine months ended September 30, 2008 and 2007, respectively)	$9,335,788	$1,364,412
Hong Kong (US$20,603 thousand, EUR139 thousand, JPY13,798 thousand and GBP228 thousand for 2008 and EUR856 thousand, JPY36,329 thousand and GBP208 thousand for 2007)	685,893	59,893

	$10,021,681	$1,424,305

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2008	2007
Derivatives - financial assets
Index future contracts	$95,359	$111,994
Forward exchange contracts	—	14,022

	$95,359	$126,016

Derivatives - financial liabilities
Currency option contracts	$1,095,310	$795,881
Forward exchange contracts	328,626	84,727
Index future contracts	258	23,536

	$1,424,194	$904,144

Chunghwa entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. As of September 30, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included listed stocks, mutual funds and derivative instruments.

Chunghwa entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts on September 30, 2008 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
September 30, 2008

Sell	EUR/USD	2008.11	EUR	6,550
	JPY/USD	2008.11	JPY	447,000
	GBP/USD	2008.11	GBP	2,140
	USD/EUR	2008.11	USD	2,131
	USD/GBP	2008.11	USD	327
September 30, 2007

Sell	EUR/USD	2007.11	EUR	29,000
	JPY/USD	2007.11	JPY	700,000
	GBP/USD	2007.11	GBP	2,630
	USD/NTD	2007.12-2008.01	USD	55,000
	EUR/NTD	2007.11-12	EUR	50,000
	NTD/USD	2007.10-2008.01	NTD	2,320,304

Outstanding index future contracts on September 30, 2008 and 2007 were as follow:

	Maturity Date	Units	Contract Amount (in Thousands)
September 30, 2008

AMSTERDAM IDX FUT	2008.10	13	EUR	985
CAC40 10 EURO FUT	2008.10	14	EUR	576
IBEX 35 INDX FUTR	2008.10	7	EUR	761
DAX INDEX FUTURE	2008.12	3	EUR	454
MINI S&P/MIB FUT	2008.12	37	EUR	992
FTSE 100 IDX FUT	2008.12	19	GBP	966
TOPIX INDEX FUTURE	2008.11	36	JPY	437,364
S&P 500 FUTURE	2008.12	16	USD	5,009
S&P 500 EMINI FUTURE	2008.12	55	USD	3,403

September 30, 2007

AMSTERDAM IDX FUT	2007.10	13	EUR	1,366
CAC40 10 EURO FUT	2007.10	9	EUR	498
IBEX 35 INDEX FUTR	2007.10	7	EUR	958
DAX INDEX FUTURE	2007.12	3	EUR	574
MINI S&P/MIB FUT	2007.12	34	EUR	1,326
FTSE 100 IDX FUT	2007.12	35	GBP	2,194
TOPIX INDEX FUTURE	2007.12	28	JPY	424,200
S&P 500 FUTURE	2007.12	16	USD	6,132
S&P 500 EMINI FUTURE	2007.12	14	USD	1,077

As of September 30, 2008 and 2007, the deposits paid for index future contracts were $54,540 thousand and $111,994 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman (included in “other current assets”) with annual yield rate of 8%. As of September 30, 2008, there are 233 remaining valuation periods. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

As of September 30, 2007, besides the aforementioned foreign currency option contract (USD TWD Window Knock-Out) with Goldman, the outstanding foreign currency option contract were as follows:

Contact	Exchange Rate	Maturity Period	Contract Amount (in Thousands)
Buy USD call /NTD put	32.80	2007.12	USD	10,000
Sell USD put /NTD call	32.65	2007.12	USD	20,000
Buy USD call /NTD put	32.75	2007.12	USD	1,750
Sell USD put /NTD call	32.75	2007.12	USD	1,750
Buy USD call /NTD put	32.80	2007.12	USD	500
Sell USD put /NTD call	32.80	2007.12	USD	500

Net losses arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2008 and 2007 were $343,410 thousand (including realized settlement gains of $424,375 thousand and valuation losses of $767,785 thousand; such valuation loss included a loss of $515,151 thousand from foreign currency derivative contract with Goldman) and $987,008 thousand (including realized settlement losses of $120,725 thousand and valuation loss of $866,283 thousand; such valuation loss included a loss of $718,389 from foreign currency derivative contract with Goldman), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2008	2007
Open-end mutual funds	$14,032,320	$19,771,582
Foreign listed stocks	687,993	971,178
Real estate investment trust fund	211,285	256,250
Listed stocks	—	153,078

	$14,931,598	$21,152,088

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2008	2007
Balance, beginning of period	$75,787	$541,056
Reported as a separate component of stockholders’ equity	(2,655,152)	636,767
Recognized in earnings	4,446	(23,768)

Balance, end of period	$(2,574,919)	$1,154,055

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2008	2007
Corporate bonds	$1,302,316	$250,000
Collateralized loan obligation	47,778	129,615

	1,350,094	379,615
Less: Current portion	35,033	57,324

	$1,315,061	$322,291

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2008	2007
Balance, beginning of period	$3,290,123	$3,535,141
Provision for doubtful accounts	397,407	594,675
Accounts receivable written off	(660,368)	(612,758)

Balance, end of period	$3,027,162	$3,517,058

9.	OTHER CURRENT MONETARY ASSETS

	September 30
	2008	2007
Receivable from disposal of financial instruments	$1,217,525	$10,653
Accrued custodial receipts from other carriers	655,021	805,327
Tax refund receivable	—	3,221,136
Fixed-Line Fund	—	1,000,000
Other	1,857,487	1,838,606

	$3,730,033	$6,875,722

10.	INVENTORIES, NET

	September 30
	2008	2007
Supplies	$1,941,517	$1,601,732
Work in process	322,679	76,856
Merchandise	403,446	294,167
Materials in transit	823,295	817,870

	3,490,937	2,790,625
Less: Valuation allowance	47,573	6,603

	$3,443,364	$2,784,022

11.	OTHER CURRENT ASSETS

	September 30
	2008	2007
Prepaid expenses	$3,115,354	$2,519,501
Prepaid rents	890,325	624,690
Miscellaneous	303,140	201,949

	$4,308,819	$3,346,140

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,271,196	29	$1,189,721	31

Non-Listed
Light Era Development Co., Ltd. (“LED”)	2,987,971	100	—	—
Chunghwa Investment Co., Ltd. (“CHI”)	853,148	49	1,001,121	49
Chunghwa System Integration Co., Ltd. (“CHSI”)	791,904	100	—	—
Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”)	784,461	100	—	—
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	572,470	40	559,819	40
CHIEF Telecom Inc. (“CHIEF”)	408,203	69	254,774	70
Donghwa Technology Co., Ltd. (“DHT”)	216,011	100	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	120,697	100	291,944	100
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	97,711	33	—	—
Chunghwa Telecom Global, Inc. (“CHTG”)	86,931	100	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	81,022	30	—	—
KingWay Technology Co., Ltd. (“KWT”)	76,207	33	—	—
Spring House Entertainment Inc. (“SHE”)	44,070	56	16,122	30
ELTA Technology Co., Ltd. (“ELTA”)	—	—	27,075	21
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	7,120,806		2,150,855

	$8,392,002		$3,340,576

Chunghwa invested Senao International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. SENAO engages mainly in telecommunication facilities sales.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand in January 2008. LED completed its incorporation on February 12, 2008. LED engages mainly in development of property for rent and sale.

Chunghwa invested Chunghwa System Integration Co., Ltd. (“CHSI”) in December 2007, for a purchase price of $838,506 thousand. CHSI engages mainly in providing communication and information integration services.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008, for a purchase price of $200,000 thousand, and increase capital for $579,280 thousand in September 2008 CHS engages mainly in data wholesale, IP Transit, IPLC, IP VPN, voice wholesale services, and reinvests in the world satellite business. Additionally, CHTS and SingTelSat Pte., Ltd.established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008. SSVP will engage in the operation of ST-2 telecommunications satellite.

Chunghwa raised investing capital at the amount of $171,513 thousand in CHIEF Telecom Inc. in October 2007. CHIEF engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa invested Donghwa Telecom Co., Ltd. (“DHT”) in December 2007 and September 2008 for a purchase price of $11,430 thousand and $189,833 thousand, DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP finished registration in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. (“Viettel-CHT”) in Vietnam in April 2008, by investing $91,239 thousand cash at the end of September 2008. V-CHT engages mainly in IDC services.

Chunghwa invested Chunghwa Telecom Global, Inc. (“CHTG”) in December 2007, for a purchase price of $70,429 thousand. CHTG engages mainly in international data and internet services and long distance wholesales.

Chunghwa invested Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

Chunghwa invested KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchasing price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa increased its ownership of Spring House Entertainment Inc. (“SHE”) from 30% to 56% in January 2008, for a purchase price of $39,800 thousand, and SHE becomes a subsidiary of Chunghwa. SHE engages mainly in network services, producing digital entertainment content and broadband visual sound terrace development.

The Company invested in ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value $51,152 thousand on July 23, 2008 for a selling price of $44,047 thousand and recognized a disposal loss of $7,105 thousand.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHJ”), a 100% owned subsidiary in October 2008 by investing $3,070 thousand cash, CHJ engages mainly in telecommunication business, data processing and related services, development and sale of software and consulting services in telecommunication.

The equity in earnings (losses) of equity investees for the nine months ended September 30, 2008 and 2007, are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $7,197,490 thousand and $2,237,667 thousand as of September 30, 2008 and 2007, respectively. The equity in earning were $125,741 thousand and $162,021 thousand for the nine months ended September 30, 2008 and 2007, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2008		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	—	—
Global Mobile Corp. (“GMC”)	127,018	11	—	—
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	12	71,500	12
Essence Technology Solution, Inc. (“ETS”)	20,000	9	—	—
Siemens Telecommunication Systems (“Siemens”)	—	—	5,250	15

	$2,246,048		$1,941,280

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment and completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in computer software wholesale and circuit engineering and wire communication services. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC has been overruled, and notified Chunghwa officially on May 5, 2008 that Chunghwa should dispose of all investment in GMC no later than June 30, 2008, otherwise, NCC will enforce a fine according to Telecommunication Act, and the fine may be imposed consecutively until the violation is rectified. Chunghwa disposed of 4,100 thousand stocks of GMC in April 2008. Chunghwa has filed an appeal to NCC on April 30, 2008 and requested the NCC to officially suspend the enforcement on June 10, 2008. On July 3, 2008, NCC resolved that according to the administrative penal provisions, Chunghwa stated that the investment target couldn’t be transacted in the short term. Therefore, NCC determined that Chunghwa will not be subject to fine in a suitable time.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of $15,000 thousand for the nine months ended September 30, 2008 and $22,000 thousand for the year ended December 31, 2007.

Chunghwa invested ETS in December 2007, for a purchase price of $20,000 thousand. ETS mainly engaged in IP-Private Branch Exchange (IP PBX) and design of voice security module.

Chunghwa disposed all shares of Siemens with carrying value $5,250 thousand in March 2008, for a selling price of $314,055 thousand and Chunghwa recognized a disposal gain of $308,805 thousand.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	September 30
	2008	2007
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Fixed-Line Fund managed by a Piping Fund administered by the Taipei City Government. These funds were used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the parties using the infrastructure shall reimburse the money to the contributors.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2008	2007
Cost
Land	$101,872,198	$100,917,029
Land improvements	1,487,827	1,479,005
Buildings	62,455,514	59,654,629
Computer equipment	14,844,193	15,016,006
Telecommunications equipment	642,472,190	637,106,261
Transportation equipment	2,732,563	3,187,435
Miscellaneous equipment	7,322,378	7,818,461

Total cost	833,186,863	825,178,826
Revaluation increment on land	5,820,548	5,823,991

	839,007,411	831,002,817

Accumulated depreciation
Land improvements	885,231	840,344
Buildings	15,997,345	14,939,790
Computer equipment	11,487,918	11,520,347
Telecommunications equipment	500,163,851	484,079,389
Transportation equipment	2,591,062	3,068,682
Miscellaneous equipment	6,268,538	6,731,167

	537,393,945	521,179,719

Construction in progress and advances related to acquisition of equipment	16,537,168	18,871,452

Property, plant and equipment, net	$318,150,634	$328,694,550

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity-other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments. As of September 30, 2008, capital surplus from revaluation of land had decreased to $5,823,085 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the nine months ended September 30, 2008 and 2007 amounted to $27,752,894 thousand and $29,051,569 thousand, respectively. No interest expense was capitalized for the nine months ended September 30, 2008 and 2007.

16.	ACCRUED EXPENSES

	September 30
	2008	2007
Accrued salary and compensation	$7,108,393	$5,819,818
Accrued franchise fees	1,799,405	1,654,964
Other accrued expenses	1,569,658	1,925,170

	$10,477,456	$9,399,952

17.	OTHER CURRENT LIABILITIES

	September 30
	2008	2007
Advances from subscribers	$5,800,071	$4,900,289
Amounts collected in trust for others	2,646,872	3,288,017
Payables to equipment suppliers	1,300,021	1,239,249
Refundable customers’ deposits	964,655	974,690
Payables to contractors	953,902	636,950
Miscellaneous	2,821,960	2,977,338

	$14,487,481	$14,016,533

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation Chunghwa’s authorized capital is $120,000,000,020 which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,557,776,912 shares, and 2 preferred shares (at $10 par value per share), which was approved by the board of directors to be issue on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2008, the outstanding ADSs were 160,324 thousand units, which equaled approximately 1,603,239 thousand common shares and represented 16.77% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. However, the statement above is not limited to the additional paid-in capital generating from company reforming, such as merger, acquisition, and reconstruction.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology intensive industry and Chunghwa requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the nine months ended September 30, 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and represented 3.37% and 0.2%, respectively, of net income after setting aside 10% legal reserve.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolute in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2007 and 2006 earnings of the company have been approved and resolved by the stockholders on June 19, 2008 and June 15, 2007 as follows:

	Appropriation and Distribution		Dividend Per Share
	2007	2006	2007	2006
Legal reserve	$4,823,356	$3,998,445	$—	$—
Reverse for special reserve	3,304	1,461	—	—
Cash dividends	40,716,130	34,610,885	4.26	3.58
Stock dividends	955,778	—	0.10	—
Employee profit sharing - cash	1,303,605	1,256,619	—	—
Employee profit sharing - stock	434,535	—	—	—
Remuneration to directors and supervisors	43,454	35,904	—	—

On June 27, 2008, the board of directors of Chunghwa resolved to transfer capital surplus in the amount of $19,115,554 thousand to capital stock. Furthermore, they resolved to reduce the same amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and to refund the excess funds to shareholders. The proposal was resolved by the stockholders’ at a meeting which was held on August 14, 2008.

The abovementioned 2008 capital increase proposal was effectively registered with Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The board of directors resolved the ex- dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above 2007 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex-dividend date of aforementioned proposal as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,667,845 thousand to common capital stock. Chunghwa obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of NT$9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110,068 thousand held by Chunghwa and concurrently cancelled. Also, the cash has been returned to stockholders in January 2008.

Information on the appropriation of 2007 earnings, employee bonus and remuneration to board of directors and supervisors proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on July 1, 1998, R.O.C. resident stockholders are allowed a tax credit for their proportionate share of the income tax paid by Chunghwa on earnings generated since July 1, 1988.

19.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Nine Months Ended September 30
	2008	2007
Balance, beginning of period	110,068	—
Increase	—	59,389
Decrease	(110,068)	—

Balance, end of period	—	59,389

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of repurchased shall not be more than the amount of retained earnings, capital surplus and realized additional paid-in capital. The shares repurchased by Chunghwa shall not be pledged in accordance with Securities and Exchange Law of the ROC. The holders of treasury stocks are not entitled to vote in stockholders’ meetings.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2008
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,054,779	$6,222,985	$15,277,764
Insurance	616,423	421,274	1,037,697
Pension	1,201,143	857,298	2,058,441
Other compensation	5,714,436	3,893,124	9,607,560

	$16,586,781	$11,394,681	$27,981,462

Depreciation expense	$26,232,253	$1,520,641	$27,752,894

Amortization expense	$647,808	$101,499	$749,307

	Nine Months Ended September 30, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,231,319	$6,053,738	$15,285,057
Insurance	608,639	413,375	1,022,014
Pension	1,316,951	889,895	2,206,846
Other compensation	6,606,351	4,457,997	11,064,348

	$17,763,260	$11,815,005	$29,578,265

Depreciation expense	$27,432,270	$1,619,299	$29,051,569

Amortization expense	$647,397	$65,949	$713,346

21.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Nine Months Ended September 30
	2008	2007
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$11,825,437	$11,999,039
Add (deduct) tax effect of:
Permanent differences	(396,987)	(380,898)
Temporary differences	640,826	790,471
Additional tax at 10% on undistributed earnings	—	8,260
Investment tax credits	(1,053,332)	(1,761,824)

Income tax payable	$11,015,944	$10,655,048

The tax liabilities of September 2008 and 2007 are the net amount from deducting income tax payables by prepaid income tax.

	Nine Months Ended September 30
	2008	2007
b. Income tax expense consists of the following:

Income tax payable	$11,015,944	$10,655,048
Income tax - separated	223,196	186,817
Income tax - deferred	(497,179)	(693,403)
Adjustments of prior years’ income tax	37,741	61,293

	$10,779,702	$10,209,755

c.	Net deferred income tax assets (liabilities) consists of the following:

	September 30
	2008	2007
Current
Deferred income tax assets:
Provision for doubtful accounts	$474,975	$320,155
Valuation loss on financial instruments, net	335,390	225,543
Unrealized foreign exchange loss	12,819	342
Other	32,714	19,188

	855,898	565,228
Valuation allowance	(474,975)	(320,155)

Net deferred income tax assets	$380,923	$245,073

Noncurrent deferred income tax assets:
Accrued pension cost	$1,395,793	$920,077
Impairment loss	80,418	85,866
Losses on disposal of property, plant and equipment	12,970	12,970

	$1,489,181	$1,018,913

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2008	2007

Balance of Imputation Credit Account (ICA)	$13,820,421	$83,684

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2007 and 2006 for earnings were 28.60% and 24.42%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of September 30, 2008 and 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 had been examined by the ROC tax authorities.

22.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Nine months ended September 30, 2008

EPS was calculated as follows:
Basic earnings per share	$47,301,789	$36,522,087	9,557,777	$4.95	$3.82

SENAO’ stock-based compensation	(14,479)	(14,479)	—
Employee bonus	—	—	18,313

Diluted earnings per share	$47,287,310	$36,507,608	9,576,090	$4.94	$3.81

Pro forma basic EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$47,301,789	$36,522,087	11,608,363	$4.07	$3.15

Pro forma diluted EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$47,287,310	$36,507,608	11,626,676	$4.07	$3.14

Nine months ended September 30, 2007

EPS was calculated as follows:
Basic earnings per share	$47,996,197	$37,786,442	10,629,909	$4.52	$3.55

SENAO’ stock-based compensation	(9,615)	(9,615)	—

Diluted earnings per share	$47,986,582	$37,776,827	10,629,909	$4.51	$3.55

Pro forma basic EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$47,996,197	$37,786,442	12,680,495	$3.79	$2.98

Pro forma diluted EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$47,986,582	$37,776,827	12,680,495	$3.78	$2.98

Chunghwa presumes that the bonuses to employees will be settled in shares and takes those shares into consideration when calculating the weighted average number of shares outstanding used in the calculation of diluted EPS for the nine months ended September 30, 2008. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the shareholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2008 and 2007 was due to the effect of potential common stock of stock options by SENAO.

23.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the July 1, 2005 may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The monthly contribution shall not be less than 6% of each employee’s monthly salary. Chunghwa made monthly contributions equal to 6% of each employee’s monthly salary to employee’s pension accounts beginning July 1, 2005.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $3,629,884 thousand and $2,609,668 thousand as of September 30, 2008 and 2007, respectively.

Pension costs of Chunghwa were $2,121,602 thousand ($2,061,053 thousand subject to defined benefit plan and $60,549 thousand subject to defined contribution plan) and $2,291,856 thousand ($2,244,312 thousand subject to defined benefit plan and $47,544 thousand subject to defined contribution plan) for the nine months ended September 30, 2008 and 2007, respectively.

24.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers, held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary (it was the equity-method investee in January 2007, and has substantial control in April 2007.)
Light Era Development Co., Ltd. (“LED”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary (it was the subsidiary of equity-method investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)
Spring House Entertainment Inc. (“SHE”)	Subsidiary (it was the equity-method investee, it becomes to Chunghwa’s subsidiary since January 2008)
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary (it was the subsidiary of equity-method investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary (it was the indirect owned subsidiary of equity-method investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary
Uni-Gate Telecom Inc.	Subsidiary of CHIEF
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before (Chunghwa sold all shares in July 2008)
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2008		2007
	Amount	%	Amount	%
1) Receivables from related parties

Trade notes and accounts receivable
SENAO	$168,874	59	$321,304	88
CHTG	46,198	16	16,780	5
CIYP	33,366	12	4,355	1
CHIEF	27,307	10	20,465	6
SHE	8,224	3	—	—
Others	404	—	726	—

	$284,373	100	$363,630	100

	September 30
	2008		2007
	Amount	%	Amount	%
2) Payables to related parties

Trade notes payable, accounts payable and accrued expenses
SENAO	$797,535	48	$499,513	40
TISE	160,501	10	56,554	5
CHSI	134,463	8	150,948	12
SNI	25,045	2	—	—
CHTG	24,136	1	9,829	1
CHIEF	19,734	1	4,821	1
CIYP	4,823	—	66	—
Others	26,564	2	1,466	—

	1,192,801	72	723,197	59

Payable to constructors
TISE	19,978	1	77,577	6
CHSI	3,152	—	—	—

	23,130	1	77,577	6

Amounts collected in trust for others
SENAO	318,277	19	434,143	35
CIYP	117,738	7	—	—
Others	10,988	1	3,631	—

	447,003	27	437,774	35

	$1,662,934	100	$1,238,548	100

3) Revenue in advance - land (included in “other current liabilities”)

LED	$243,460	2	$—	—

	Nine Months Ended September 30
	2007		2006
	Amount	%	Amount	%
4) Revenues

SENAO	$1,447,021	1	$696,252	1
CHIEF	152,199	—	132,879	—
CHTG	140,957	—	60,627	—
SKYSOFT	24,682	—	—	—
CHSI	20,768	—	11,236	—
CIYP	18,068	—	7,306	—
Others	12,896	—	16,266	—

	$1,816,591	1	$924,566	1

	Nine Months Ended September 30
	2007		2006
	Amount	%	Amount	%
5) Operating costs and expenses

SENAO	$5,328,404	6	$3,407,309	4
TISE	396,925	1	269,232	—
CHSI	294,113	—	398,830	1
ELTA	189,744	—	39,594	—
CHIEF	121,886	—	49,292	—
CIYP	109,784	—	4,043	—
DHT	71,668	—	—	—
CHTG	50,561	—	49,076	—
SHE	30,089	—	1,512	—
SNI	8,050	—	—	—
Others	3	—	3	—

	$6,601,227	7	$4,218,891	5

6) Acquisition of property, plant and equipment

CHSI	$474,891	3	$223,289	1
TISE	313,803	2	538,729	4
CHTG	57,675	—	35,292	—
SENAO	725	—	203	—

	$847,094	5	$797,513	5

Chunghwa sold the land with a carrying value of $703,125 thousand to Light Era Development Co., Ltd. (“LED”) at price of $1,820,880 thousand. However, since the gain on disposal of land amounting to $1,117,755 thousand is unrealized, the gain is recognized as deferred credit - profit on intercompany transactions, and will not be recognized as revenue till the gain is realized in the future.

The transaction terms, except of SENAO, CHIEF, CIYP were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2008, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $765,920 thousand.

b.	Acquisitions of telecommunications equipment of $20,009,762 thousand.

c.	Unused letters of credit of approximately $870,981 thousand.

d.	Contracts to print billing, envelopes and selling gifts $142,212 thousand.

e.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount
2008 (from October 1, 2008 to December 31, 2008)	$336,787
2009	1,199,903
2010	886,041
2011	608,331
2012 and thereafter	639,410

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government. Based on Chunghwa understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of audit report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

h.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court. The complaint alleged that Chunghwa infringed Giga Media’s R.O.C. Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% from the date the indictment was received by Chunghwa to the payment date. Chunghwa claims that its service technique is different from the nature of Giga Media’s patent and that it does not need to use Giga Media’s PPPoE technique for its services. Chunghwa has filed a statement of defense with the Taiwan Taipei District Court.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$98,976,773	$98,976,773	$54,079,967	$54,079,967
Financial assets at fair value through profit or loss	95,359	95,359	126,016	126,016
Available-for-sale financial assets	14,931,598	14,931,598	21,152,088	21,152,088
Held-to-maturity financial assets - current	35,033	35,033	57,324	57,324
Trade notes and accounts receivable, net	10,786,930	10,786,930	12,133,650	12,133,650
Receivable from related parties	284,373	284,373	363,630	363,630
Other current monetary assets	3,730,033	3,730,033	6,875,722	6,875,722
Investments accounted for using equity method	8,392,002	9,423,134	3,340,576	5,776,387
Financial assets carried at cost	2,246,048	2,246,048	1,941,280	1,941,280
Held-to-maturity financial assets - noncurrent	1,315,061	1,315,061	322,291	322,291
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,189,869	1,189,869	1,345,874	1,345,874
Liabilities
Financial liabilities at fair value through profit or loss	1,424,194	1,424,194	904,144	904,144
Trade notes and accounts payable	6,839,590	6,839,590	7,289,690	7,289,690
Payables from related parties	1,662,934	1,662,934	1,238,548	1,238,548
Accrued expenses	10,477,456	10,477,456	9,399,952	9,399,952
Dividends Payable	40,716,130	40,716,130	—	—
Amounts collected in trust for others (included in “other current liabilities”)	2,646,872	2,646,872	3,288,017	3,288,017
Payables to equipment suppliers (included in “other current liabilities”)	1,300,021	1,300,021	1,239,249	1,239,249
Refundable customers’ deposits (included in “other current liabilities”)	964,655	964,655	974,690	974,690
Payables to contractors (included in “other current liabilities”)	953,902	953,902	636,950	636,950
Hedging derivative financial liabilities (included in “other current liabilities”)	6,460	6,460	767	767
Customers’ deposits	6,162,199	6,162,199	6,320,298	6,320,298

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in investees, if quoted market prices are not available.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2008	2007	2008	2007
Assets
Financial assets at fair value through profit or loss	$95,359	$126,016	$—	$—
Available-for-sale financial assets	14,931,598	21,152,088	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	9,227	—	—
Liabilities
Financial liabilities at fair value through profit or loss	328,884	108,263	1,095,310	795,881
Hedging derivative financial liabilities (classified as other current liabilities)	6,460	767	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the nine months ended September 30, 2008.

Outstanding forward exchange contracts of hedging as of September 30, 2008 and 2007:

	Currency	Maturity Date	Contract Amount (in Thousands)
September 30, 2008

Sell	USD/NTD	2008.12	US$	65,000

September 30, 2007

Sell	USD/NTD	2007.10-2007.12	US$	71,000

As of September 30, 2008 and 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $6,460 thousand and 767 thousand (classified as other current liabilities), respectively. As of September 30, 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial asset of $9,227 thousand (classified as other current monetary assets).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the nine months ended September 30, 2008 and 2007 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of September 30, 2008 and 2007:

	Currency	Maturity Period	Contract Amount (in Thousands)
September 30, 2008

Buy	USD/NTD	2008.10	NT$	197,981

September 30, 2007

Buy	USD/NTD	2007.10	NT$	175,362

2)	Market risk

SENAO engages in financial assets at fair value through gains or losses, which are domestic open-ended mutual funds and domestic convertible bonds. The market risk is the fluctuation of trading price, therefore, SENAO should evaluate cautiously while choosing the investment target. Additionally, SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. The gain and loss from the fluctuation of exchange rate under forward contracts was offset by that of the hedged assets or liabilities. Therefore, the market risk was not significant.

3)	Credit risk

Financial assets represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The maximum credit risk amount of all kinds of financial instruments is equal to its book value.

4)	Liquidation risk

SENAO’s investments in domestic open-end mutual fund and convertible bonds are publicly-traded, easily converted to cash. Therefore, no material cash flow risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk would be anticipated. SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. There will be corresponding cash inflows or outflows upon maturity dates, and SENAO has sufficient cash flow and operating capital to meet the cash demand, thus; there shall be no risk on raising capital. In addition, the exchange rates in the forward contracts are fixed; therefore, there is no significant risk of cash flow.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: Please see Table 8.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,271,196	29	$2,382,869	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,987,971	100	2,987,971	Note 1
		Chunghwa Investment Co., Ltd.	Equity-method investee	Investments accounted for using equity method	98,000	853,148	49	929,340	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	791,904	100	634,807	Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	34,869	784,461	100	784,461	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	572,470	40	740,740	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	408,203	69	360,139	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590	216,011	100	216,011	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	120,697	100	120,697	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,000	97,711	33	97,711	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	86,931	100	78,914	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	81,022	30	41,655	Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,002	76,207	33	18,267	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	44,070	56	29,552	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 2
		Taipei Financial Center	—	Financial assets carried at cost	172,927	1,789,530	12	1,408,325	Note 1
		PRTI International		Financial assets carried at cost	9,234	34,500	12	34,961	Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000	17	198,902	Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	119,777	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		iD Branding Ventures	—	Financial assets carried at cost	7,500	$75,000	8	$77,299	Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	200,000	9	5,652	Note 1
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,303	—	6,477	Note 4
		ACOM CO LTD. JPY50	—	Available-for-sale financial assets	4	3,614	—	4,713	Note 4
		ADIDAS AG NPV	—	Available-for-sale financial assets	4	6,996	—	6,177	Note 4
		ADOBE SYSTEMS INC COM USD0.0001	—	Available-for-sale financial assets	4	4,696	—	5,055	Note 4
		AEGIS GROUP PLC GBP0.05	—	Available-for-sale financial assets	58	4,690	—	3,125	Note 4
		AGGREKO PLC ORD	—	Available-for-sale financial assets	10	2,212	—	3,126	Note 4
		AIOI INSURANCE CO LTD. NPV	—	Available-for-sale financial assets	20	3,048	—	3,123	Note 4
		ALSTOM EUR14 (POST-CONSOLIDATION)	—	Available-for-sale financial assets	2	3,501	—	4,895	Note 4
		ALTERA CORP COM	—	Available-for-sale financial assets	8	5,368	—	5,249	Note 4
		ANGLO AMERICAN PLC USD0.54945 (POST CONSOLIDAT)	—	Available-for-sale financial assets	2	4,508	—	2,603	Note 4
		APPLE INC	—	Available-for-sale financial assets	1	2,797	—	3,816	Note 4
		APPLIED BIOSYSTEMS INC	—	Available-for-sale financial assets	5	5,091	—	5,502	Note 4
		ASTELLAS PHARMA INC SHS	—	Available-for-sale financial assets	2	3,019	—	2,949	Note 4
		ASTRAZENECA PLC ORD USD0.25	—	Available-for-sale financial assets	3	4,467	—	4,166	Note 4
		AVIVA PLC ORDINARY 25P SHARES	—	Available-for-sale financial assets	15	5,637	—	4,039	Note 4
		AVON PRODS INC COM	—	Available-for-sale financial assets	4	5,383	—	5,208	Note 4
		AXA EUR2.29	—	Available-for-sale financial assets	5	5,748	—	5,706	Note 4
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	12	8,168	—	4,790	Note 4
		BANCO POPOLARE SPA EUR3.60	—	Available-for-sale financial assets	12	6,831	—	5,931	Note 4
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	11	5,736	—	5,451	Note 4
		BASF SE Eur 1.28	—	Available-for-sale financial assets	3	7,002	—	5,016	Note 4
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	2	4,279	—	5,202	Note 4
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	4,666	—	5,222	Note 4
		BENESSE CORPORATION	—	Available-for-sale financial assets	3	3,646	—	3,553	Note 4
		BG GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	7	4,445	—	3,995	Note 4
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	5	2,882	—	3,333	Note 4
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,496	—	4,889	Note 4
		BNP PARIBAS EUR2	—	Available-for-sale financial assets	2	8,390	—	7,396	Note 4
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	29	10,622	—	7,849	Note 4
		CAMERON INTERNATIONAL CORP COM USD0.01	—	Available-for-sale financial assets	4	5,445	—	4,889	Note 4
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	4,936	—	4,683	Note 4
		CASIO COMPUTER CO LTD. ORD	—	Available-for-sale financial assets	8	3,515	—	2,380	Note 4
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	4,108	—	5,319	Note 4
		COLGATE PALMOLIVE CO COM	—	Available-for-sale financial assets	2	5,485	—	5,404	Note 4
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	19	3,916	—	3,715	Note 4
		COOPER INDS LTD. CL A	—	Available-for-sale financial assets	4	5,446	—	5,021	Note 4
		CUMMINS INC COM USD2.50	—	Available-for-sale financial assets	2	5,808	—	3,498	Note 4
		CVS CAREMARK CORP COM STK USD0.01	—	Available-for-sale financial assets	4	5,208	—	4,326	Note 4
		DAIHATSU MOTOR CO LTD. NPV	—	Available-for-sale financial assets	8	3,076	—	2,797	Note 4
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	7	3,046	—	3,898	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		E.ON AG NPV	—	Available-for-sale financial assets	4	$7,020	—	$5,764	Note 4
		EISAI CO LTD.	—	Available-for-sale financial assets	3	3,143	—	3,136	Note 4
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,402	—	5,198	Note 4
		ENEL	—	Available-for-sale financial assets	23	6,701	—	6,188	Note 4
		ENI SPA EUR1	—	Available-for-sale financial assets	6	7,043	—	5,137	Note 4
		ERSTE GROUP BANK AG	—	Available-for-sale financial assets	4	7,759	—	5,745	Note 4
		EXXON MOBIL CORP COM	—	Available-for-sale financial assets	2	5,204	—	4,741	Note 4
		FAMILYMART CO LTD. FAMILYMART CO LTD.	—	Available-for-sale financial assets	3	2,491	—	3,565	Note 4
		FAST RETAILING CO LTD. NPV	—	Available-for-sale financial assets	2	3,490	—	4,854	Note 4
		FIAT SPA	—	Available-for-sale financial assets	12	6,298	—	5,037	Note 4
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,707	—	3,471	Note 4
		FLUOR CORP NEW COM	—	Available-for-sale financial assets	2	5,172	—	4,386	Note 4
		FRANCE TELECOM EUR4	—	Available-for-sale financial assets	7	8,418	—	6,680	Note 4
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	3,663	—	5,391	Note 4
		FUJI HEAVY INDUSTRIES LTD. NPV	—	Available-for-sale financial assets	16	2,903	—	2,557	Note 4
		FUJITSU LTD. SHS	—	Available-for-sale financial assets	14	3,641	—	2,504	Note 4
		FURUKAWA ELEC LTD. ORD	—	Available-for-sale financial assets	22	3,466	—	3,064	Note 4
		GAMESTOP CORP-CL A NEW CLASS ‘A’ COM USD0.001	—	Available-for-sale financial assets	4	6,305	—	4,265	Note 4
		GEMALTO EUR1	—	Available-for-sale financial assets	6	7,083	—	6,790	Note 4
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,389	—	6,602	Note 4
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	4	4,231	—	5,669	Note 4
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,658	—	2,146	Note 4
		GRAINGER (W.W) INC COM	—	Available-for-sale financial assets	2	5,721	—	5,675	Note 4
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,409	—	6,435	Note 4
		HITACHI CONSTRUCTION MACHINE NPV	—	Available-for-sale financial assets	3	3,658	—	2,556	Note 4
		IMPERIAL TOBACCO GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	4	4,611	—	3,808	Note 4
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	8	7,143	—	6,296	Note 4
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	6	6,601	—	4,201	Note 4
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	2,315	—	2,474	Note 4
		INTESA SANPAOLO SPA INTESA SANPAOLO SPA	—	Available-for-sale financial assets	36	6,529	—	6,377	Note 4
		INTL BUSINESS MACHINES CORP COM USD0.20	—	Available-for-sale financial assets	1	4,526	—	5,370	Note 4
		ITOCHU CORP ORD	—	Available-for-sale financial assets	11	3,440	—	2,099	Note 4
		ITT CORP	—	Available-for-sale financial assets	2	4,921	—	4,299	Note 4
		JAPAN PETROLEUM EXPLORATION SHS	—	Available-for-sale financial assets	2	2,971	—	2,645	Note 4
		JFE HOLDINGS INC NPV	—	Available-for-sale financial assets	3	2,946	—	2,439	Note 4
		JGC CORPORATION	—	Available-for-sale financial assets	5	3,187	—	2,537	Note 4
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	6,195	—	6,709	Note 4
		JPMORGAN CHASE & CO COM USD1	—	Available-for-sale financial assets	4	5,646	—	5,828	Note 4
		KAJIMA CORPORATION KAJIMA CORPORATION	—	Available-for-sale financial assets	31	4,059	—	2,976	Note 4
		KONAMI CORP JPY50	—	Available-for-sale financial assets	3	3,440	—	2,237	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		KONINKLIJKE AHOLD NV EUR0.30	—	Available-for-sale financial assets	16	$7,615	—	$5,918	Note 4
		KONINKLIJKE KPN NV EUR0.24	—	Available-for-sale financial assets	12	7,272	—	5,798	Note 4
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	1	4,171	—	5,204	Note 4
		LVMH MOET-HENNESSY LOUIS VUI EUR0.30	—	Available-for-sale financial assets	2	6,538	—	5,401	Note 4
		M.A.N AG ORD	—	Available-for-sale financial assets	2	5,421	—	3,984	Note 4
		MAN GROUP PLC ORD USD0.03428571	—	Available-for-sale financial assets	12	4,620	—	2,338	Note 4
		MAPFRE S.A.	—	Available-for-sale financial assets	45	7,078	—	6,426	Note 4
		MARUBENI CORPORATION	—	Available-for-sale financial assets	16	3,305	—	2,297	Note 4
		MATSUSHITA ELECTRIC INDL CO	—	Available-for-sale financial assets	5	3,330	—	2,753	Note 4
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	4,113	—	6,344	Note 4
		MERCK KGAA NPV	—	Available-for-sale financial assets	2	8,065	—	5,986	Note 4
		METLIFE INC COM	—	Available-for-sale financial assets	3	5,462	—	5,333	Note 4
		MICROSOFT CORP COM USD0.0000125	—	Available-for-sale financial assets	6	4,988	—	4,716	Note 4
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	3	1,903	—	2,247	Note 4
		MITSUBISHI ELECTRIC CORP NPV	—	Available-for-sale financial assets	12	3,393	—	2,543	Note 4
		MITSUBISHI MOTORS CORP NPV	—	Available-for-sale financial assets	56	3,037	—	2,989	Note 4
		MITSUI O.S.K. LINES LTD.	—	Available-for-sale financial assets	9	3,460	—	2,440	Note 4
		MONSANTO CO NEW COM	—	Available-for-sale financial assets	1	5,327	—	4,611	Note 4
		MOODY’S CORP COM USD0.01	—	Available-for-sale financial assets	2	2,668	—	2,278	Note 4
		MORGAN STANLEY COM STK USD0.01	—	Available-for-sale financial assets	2	2,644	—	1,507	Note 4
		MORRISON W SUPRMKT ORD GBP0.10	—	Available-for-sale financial assets	25	4,790	—	3,703	Note 4
		NATIONAL BANK OF GREECE EUR5.00 (REGD)	—	Available-for-sale financial assets	—	1	—	—	Note 4
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	2	2,991	—	3,186	Note 4
		NIKE INC -CL B CLASS ‘B’ COM NPV	—	Available-for-sale financial assets	3	6,351	—	6,911	Note 4
		NIKON CORP	—	Available-for-sale financial assets	4	2,577	—	3,012	Note 4
		NINTENDO CO LTD. NPV	—	Available-for-sale financial assets	—	3,254	—	2,663	Note 4
		NIPPON ELECTRIC GLASS CO LTD.	—	Available-for-sale financial assets	6	3,745	—	1,704	Note 4
		NIPPON SHEET GLASS CO LTD.	—	Available-for-sale financial assets	17	2,858	—	2,790	Note 4
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,825	—	2,459	Note 4
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	8	7,132	—	4,674	Note 4
		NORTHERN TRUST CORP COM USD1.666	—	Available-for-sale financial assets	2	4,821	—	5,011	Note 4
		NYSE EURONEXT COM STK USD0.01	—	Available-for-sale financial assets	3	6,184	—	3,284	Note 4
		OCCIDENTAL PETROLEUM CORP COM USD0.20	—	Available-for-sale financial assets	2	4,780	—	5,195	Note 4
		OLD MUTUAL PLC GBP0.10	—	Available-for-sale financial assets	58	5,497	—	2,611	Note 4
		OMV AG AKT	—	Available-for-sale financial assets	3	6,798	—	3,934	Note 4
		ORIENTAL LAND CO LTD. NPV	—	Available-for-sale financial assets	1	2,931	—	3,071	Note 4
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,470	—	4,554	Note 4
		PERNOD-RICARD SA NPV	—	Available-for-sale financial assets	2	6,167	—	6,273	Note 4
		PNC FINL SVCS GROUP IN COM	—	Available-for-sale financial assets	2	5,241	—	5,760	Note 4
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	4,638	—	4,195	Note 4
		PUBLIC SERVICE ENTERPRISE GP COM NPV	—	Available-for-sale financial assets	4	5,309	—	4,522	Note 4
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,313	—	5,281	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		RAYTHEON CO COM COM USD0.01	—	Available-for-sale financial assets	2	$5,072	—	$4,126	Note 4
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	3,865	—	4,278	Note 4
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,447	—	4,626	Note 4
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07	—	Available-for-sale financial assets	6	6,756	—	5,353	Note 4
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,564	—	6,175	Note 4
		SALZGITTER AG ORD NPV	—	Available-for-sale financial assets	1	6,683	—	3,906	Note 4
		SANOFI-AVENTIS EUR2 ORD SHS	—	Available-for-sale financial assets	3	6,227	—	6,198	Note 4
		SAP AG-COMMON ORD NPV	—	Available-for-sale financial assets	4	6,909	—	6,868	Note 4
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	5	3,883	—	3,924	Note 4
		SHIONOGI & CO LTD.	—	Available-for-sale financial assets	6	3,882	—	3,911	Note 4
		SHISEIDO CO LTD. ORD	—	Available-for-sale financial assets	4	2,845	—	2,877	Note 4
		SIEMENS AG-REG NPV (REGD)	—	Available-for-sale financial assets	2	6,566	—	5,456	Note 4
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,803	—	4,217	Note 4
		STANDARD LIFE PLC ORD GBP0.10	—	Available-for-sale financial assets	31	4,516	—	4,379	Note 4
		STATE STR CORP COM	—	Available-for-sale financial assets	3	6,270	—	4,691	Note 4
		SUZUKI MOTOR CORP NPV	—	Available-for-sale financial assets	5	3,507	—	2,824	Note 4
		T&D HOLDINGS INC	—	Available-for-sale financial assets	2	3,413	—	3,350	Note 4
		TAKEDA PHARMACEUTICAL NPV SHS	—	Available-for-sale financial assets	2	3,108	—	3,060	Note 4
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	8	6,646	—	5,823	Note 4
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,314	—	4,347	Note 4
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,555	—	5,787	Note 4
		TIFFANY & CO COM	—	Available-for-sale financial assets	4	5,758	—	4,829	Note 4
		TOKIO MARINE HOLDINGS INC	—	Available-for-sale financial assets	3	3,491	—	3,442	Note 4
		TOTAL SA EUR2.5	—	Available-for-sale financial assets	3	7,337	—	5,438	Note 4
		TOYO SUISAN KAISHA LTD.	—	Available-for-sale financial assets	5	3,456	—	4,080	Note 4
		TULLOW OIL PLC ORD GBP0.10	—	Available-for-sale financial assets	8	2,985	—	3,352	Note 4
		UNILEVER NV-CVA CVA EUR0.16	—	Available-for-sale financial assets	8	8,138	—	7,086	Note 4
		UNITED UTILITIES GROUP PLC ORD GBP5	—	Available-for-sale financial assets	7	3,405	—	3,021	Note 4
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,715	—	5,708	Note 4
		VIVENDI SA EUR5.50	—	Available-for-sale financial assets	5	6,732	—	5,320	Note 4
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	70	7,203	—	5,007	Note 4
		VOESTALPINE AG NPV	—	Available-for-sale financial assets	5	9,689	—	4,939	Note 4
		WAL-MART STORES INC COM USD0.10	—	Available-for-sale financial assets	3	5,310	—	5,580	Note 4
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	2,624	—	1,841	Note 4
		XTO ENERGY CORP COM	—	Available-for-sale financial assets	3	5,738	—	3,931	Note 4
		Beneficiary certificates (mutual fund)
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	105,500	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	22,285	Note 4
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	83,500	Note 4
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	10,200	Note 3
		PCA Well Pool Fund	—	Available-for-sale financial assets	78,403	1,000,000	—	1,010,498	Note 3
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	35,148	500,000	—	505,219	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Polaris De-Li Fund	—	Available-for-sale financial assets	65,222	$1,000,000	—	$1,010,768	Note 3
		Polaris Global Reits Fund	—	Available-for-sale financial assets	10,018	125,084	—	91,864	Note 3
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	9,071	125,000	—	114,201	Note 3
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000		40,945	Note 3
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	204,488	Note 3
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	238,868	Note 3
		Capital Stable Value Fund	—	Available-for-sale financial assets	2,867	36,423	—	28,440	Note 3
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	165,444	Note 3
		SinoPac Trend Fund	—	Available-for-sale financial assets	2,400	54,541	—	39,329	Note 3
		ING Global Balanced Portfolio	—	Available-for-sale financial assets	8,569	100,000	—	76,949	Note 3
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	89,573	Note 3
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	72,515	Note 3
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	13,059	175,000	—	133,463	Note 3
		Prudential Financial Balanced Fund	—	Available-for-sale financial assets	2,412	50,000	—	39,894	Note 3
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	24,870	Note 3
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	23,137	Note 3
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	25,100	Note 3
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	294,540	Note 3
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	194,637	Note 3
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	148,093	Note 3
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	106,821	Note 3
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	238,425	Note 3
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	14,305	140,902	—	136,473	Note 3
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,852	Note 3
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	672,000	Note 3
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	806,000	Note 3
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	713,000	Note 3
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	789,000	Note 3
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	858	532,846	—	551,010	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	1,069	413,175	—	334,694	Note 3
		JPMorgan Lux Funds - Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	175,861	Note 3
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	122,013	Note 3
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,644	565,387	—	517,556	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	64,552	Note 3
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,295	505,699	—	451,525	Note 3
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	92	521,290	—	428,292	Note 3
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	421,126	Note 3
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	279,062	Note 3
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	210,645	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	118,919	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	121,887	Note 3
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	123,869	Note 3
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	98,375	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	192		$162,900	—		$95,909	Note 3
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13		162,990	—		105,103	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	879		560,819	—		474,581	Note 3
		Fidelity Fds World	—	Available-for-sale financial assets	347		201,845	—		143,959	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	304		274,757	—		202,235	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171		178,920	—		134,294	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230		180,886	—		141,827	Note 3
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—		609,485	—		659,420	Note 3
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—		150,000	—		150,000	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—		100,000	—		100,000	Note 6
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—		200,000	—		200,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—		300,000	—		300,000	Note 6
		China Development Industrial B	—	Held-to-maturity financial assets	—		202,569	—		202,569	Note 6
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—		149,912	—		149,912	Note 6
		Yuanta Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—		100,000	—		100,000	Note 6
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—		99,835	—		99,835	Note 6
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	—	Held-to-maturity financial assets	—		47,778	—		47,778	Note 6
1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity- method investee	Investments accounted for using equity method	15,152		261,631	45		261,631	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9.41		12,664	Note 1
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,911	100		1,911	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	—		1,183	100		1,183	Note 1
		Chief Informational Corp.	Subsidiary	Investments accounted for using equity method	200		6,357	100		6,357	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,265	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 1
3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	US$	16,159 (502)	100	US$	16,159 (502)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000	—		12,433	Note 3
		SKITECB Balanced Fund	—	Available-for-sale financial assets	1,000		10,000	—		8,815	Note 3
		SinoPac Bond	—	Available-for-sale financial assets	2,086		27,544	—		27,667	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		JS Small Cap	—	Available-for-sale financial assets	426		$7,541	—		$3,426	Note 3
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000	—		11,943	Note 3
		SKIT Strategy balanced Fund Series 2	—	Available-for-sale financial assets	2,000		20,000	—		17,908	Note 3
		BSI-MVLTINVEST-SWISS STOCKS	—	Available-for-sale financial assets	2		9,871	—		7,864	Note 3
			—
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	US$	16,159 (502)	100	US$	16,159 (502)	Note 1
6	Spring House Entertainment Inc.	A-Kuei Publishing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		178	49		178	Note 1
		The Rsit Enhanced Bond Fund	—	Available-for-sale financial assets	1,515		17,000	—		17,179	Note 3

Note	1: The net asset values of investees were based on unreviewed financial statements.
Note	2: New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage.
Note	3: The net asset values of beneficiary certification (mutual fund) were based on the net asset values on September 30, 2008.
Note	4: Market value was based on the closing price of September 30, 2008.
Note	5: Showing at their original carrying amounts without the adjustments of fair values, except Held-to-maturity financial assets.
Note	6: The net asset values of investees were based on amortized cost.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Light Era Development Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	$—	300,000	$3,000,000	—	$—	$—	$—	300,000	$2,987,971 (Note 2)
		Donghwa Telecom Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	4,590	15,408	47,000	189,833	—	—	—	—	51,590	216,011 (Note 3)
		Chunghwa Telecom Singapore Pte. Ltd.	Investment accounted for using equity method	—	Subsidiary	—	—	34,869	779,280	—	—	—	—	34,869	784,461 (Note 4)
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	Financial assets carried at cost	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Siemens Telecommunication Systems	Financial assets carried at cost	—	—	75	5,250	—	—	75	314,055	5,250	308,805	—	—
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	5,800	119,781	—	—	5,800	126,499	119,781	6,718	—	—
		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	—	—	78,403	1,000,000	—	—	—	—	78,403	1,000,000
		IBT Securities Bond Fund	Available-for-sale financial assets	—	—	—	—	75,393	1,000,000	75,393	1,011,120	1,000,000	11,120	—	—
		Yuan Ta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	—	—	35,148	500,000	—	—	—	—	35,148	500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	85,334	1,000,000	85,334	1,009,677	1,000,000	9,677	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	—	—	65,222	1,000,000	—	—	—	—	65,222	1,000,000
		JP Morgan Global Balance Fund	Available-for-sale financial assets	—	—	—	—	9,071	125,000	—	—	—	—	9,071	125,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	47,979	559,554	—	—	47,979	522,195	559,554	(37,359)	—	—
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	6,097	100,000	—	—	6,097	80,581	100,000	(19,419)	—	—
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	22,878	350,000	—	—	22,878	273,078	350,000	(76,922)	—	—
		Entie ING CHTG Fund	Available-for-sale financial assets	—	—	8,104	100,000	—	—	8,104	73,373	100,000	(26,627)	—	—
		HSBC Global Fund of Bond Funds	Available-for-sale financial assets	—	—	—	—	22,838	250,000	—	—	—	—	22,838	250,000
		Fuh-Hwa Homerun Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	9,977	103,868	100,000	3,868	—	—
		Fuh-Hwa Income Fund	Available-for-sale financial assets	—	—	9,872	100,000	—	—	9,872	102,960	100,000	2,960	—	—
		Permail Fixed Income Holdings N.V.	Available-for-sale financial assets	—	—	7	264,095	—	—	7	247,956	264,095	(16,139)	—	—
		GAM Diversity - USD Open	Available-for-sale financial assets	—	—	10	262,293	—	—	10	234,297	262,293	(27,996)	—	—
		USD Special Bond Fund	Available-for-sale financial assets	—	—	25	353,540	—	—	25	344,621	353,540	(8,919)	—	—
		Mega Securities Corp. 1st Unsecured Corporate	Held-to-maturity financial assets				—
		China Delepquent Industrial B	Held-to-maturity financial assets				—		300,000						300,000
		Taiwan Power Company 3rdA Boards in2008	Held-to-maturity financial assets				—		200,000						200,000
		Yuantu Unsecured Corporate Bond in 2008	Held-to-maturity financial assets				—		150,000						150,000
		Formosa Detrochemical							100,000						100,000
							—		100,000						100,000

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount
1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Taishin Lucky Fund	Available-for-sale financial assets	—	—	—	$—	23,894	$250,000
		UPAMC James Bond Fund	Available-for-sale financial assets	—	—	—	—	18,451	290,000
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	18,846	250,000
		HSBC NTD Money Management Fund 2	Available-for-sale financial assets	—	—	—	—	17,473	250,000
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	6,702	100,000
		IBT 1699 Bond Fund	Available-for-sale financial assets	—	—	—	—	11,805	150,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	12,727	150,000

Disposal				Ending Balance
Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

23,894	$250,843	$250,000	$843	—	$—
18,451	290,381	290,000	381	—	—
18,846	250,355	250,000	355	—	—
17,473	250,320	250,000	320	—	—
6,702	100,266	100,000	266	—	—
11,805	150,635	150,000	635
12,727	150,541	150,000	541

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.
Note 2:	The amount were less equity in losses of equity investees $12,029 thousand.
Note 3:	The ending balance includes $5,703 thousand and $5,067 thousand which are investment income recognized under equity method and cumulative adjustment, respectively.
Note 4:	The ending balance includes $1,477 thousand and $6,658 thousand which are investment loss recognized under equity method and cumulative adjustment, respectively.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Land and building	2008.01.03	$1,217,740	Paid	National Property Administration	None	—	—	—	$—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

DISPOSAL OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain (Loss)		Parties Involved	Relation with the Corporation	Purpose	Reference for Price Settlement	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land	2008.6.25	Acquired during April 2000	$703,125	$1,820,880	Received in July 2008 completely	$1,117,755 (Note	)	Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—

Note:	Since it is unrealized, the gain is recognized as deferred credit - profit on intercompany transactions.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,447,021 (Note 3)	1	30 days	(Note 2)	(Note 2)	$168,874		2

				Purchase	5,328,404 (Note 4)	8	30-90 days	(Note 2)	(Note 2)	(797,535)		(9)

		CHIEF Telecom Inc.	Subsidiary	Sales	152,199	—	30 days	(Note 2)	(Note 2)	27,307		—

				Purchase	121,886	—	30-45 days	(Note 2)	(Note 2)	(19,734)		—

		Chunghwa Telecom Global, Inc.	Subsidiary	Sales	140,957	—	30-90 days	—	—	46,198		—

		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	294,113 (Note 5)	—	30-90 days	—	—	(134,463 (Note 6	) )	(2)

		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	396,925	1	30 days	—	—	(160,501)		(2)

		ELTA Technology Co., Ltd.	(Note 7)	Purchase	189,744	—	30 days	—	—	—		—

		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Purchase	109,784	—	30 days	(Note 2)	(Note 2)	(4,823)		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,329,610 (Note 4)	31	30-90 days	(Note 2)	(Note 2)	797,535		47

				Purchase	1,416,336 (Note 3)	10	30 days	(Note 2)	(Note 2)	(168,874)		(12)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	121,886	19	30-45 days	(Note 2)	(Note 2)	19,734		15

				Purchase	152,199	26	30 days	(Note 2)	(Note 2)	(27,307)		(18)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	884,111 (Note 5)	92	30-90 days	—	—	137,615 (Note 6)		11

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	140,957	80	30-90 days	—	—	(46,198)		83
8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	109,784	33	30 days	(Note 2)	(Note 2)	4,823		2

Note 1:	Excluding payment and receipts on behalf of other.
Note 2:	Transaction prices was determined in accordance with mutual agreements.
Note 3:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.
Note 4:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventory, other current assets and operating expenses.
Note 5:	The difference was because Chunghwa classified the amount as inventories, property, plant and equipment and intangible assets.
Note 6:	The difference was because Chunghwa classified as payables to constructors.
Note 7:	The investment accounted for using equity method was sold all shares in July 2008.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate		Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
							Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$168,874	11.85		$—	—	$168,874	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,115,812	10.58 (Note	)	—	—	1,115,812	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	137,615	4.35		—	—	66,735	—
8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	122,561	3.75 (Note	)	—	—	1,435	—

Note:	payment and receipts on behalf of other are excluded from the account receivables for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2008			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2008	December 31, 2007	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$ 1,065,813	$ 1,065,813	71,773	29	$ 1,271,196	$ 876,795	$ 246,912	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	—	300,000	100	2,987,971	(12,029)	(12,029)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment	980,000	980,000	98,000	49	853,148	(118,290)	(59,093)	Equity-method investee
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	791,904	33,771	9,738	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data, long distance call wholesales to carriers and reinvesting in the world satellite business	779,280	—	34,869	100	784,461	(1,477)	(1,477)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	572,470	125,533	58,392	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	408,203	(25,159)	(15,827)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	11,430	51,590	100	216,011	5,703	5,703	Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	120,697	89,442	89,442	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	91,239	—	3,000	33	97,711	6,451	2,150	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	86,931	13,517	13,517	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	81,022	37,041	11,112	Equity-method investee
		King Way Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	—	1,002	33	76,207	24,338	4,437	Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	22,409	5,996	56	44,070	10,175	5,382	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,152	45	261,631	68,904	26,639	Equity-method investee
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring	2,000	2,000	200	100	1,911	(57)	(57)	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service	1,678	1,678	—	100	1,183	(50)	(50)	Subsidiary
		Chief International Corp.	Samoa Islands	Telecommunication and internet service	6,068 US$ (200)	—	200	100	6,357	(74)	(74)	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	16,179 US$ (500)	6,489 US$ (200)	500	100	16,159 US$ (502)	(832) US$ ((27))	(832) US$ ((27))	Subsidiary

(Continued)

					Original Investment Amount				Balance as of September 30, 2008
No.	Investor Company	Investee Company	Location	Main Businesses and Products	September 30, 2008		December 31, 2007		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	$ US$	6,489 (200)	500	100	$ US$	16,159 (502)

6	Spring House Entertainment Inc.	A-Kuei Publishing Co., Ltd.	Taipei	Business of books		185		185	—	49		178

Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
$ US$	(832 ((27	) ))	$ US$	(832 ((27	) ))	Subsidiary

	(6)			(3)		Equity- method investee

Note 1:	The equity in net income (loss) of investees except Senao International Co., Ltd. was based on reviewed financial statements, the others was based on unreviewed financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage. (Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

							Investment Flows
Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2008		Outflow		Inflow	Accumulated Outflow of Investment from Taiwan as of September 30, 2008		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	Note 1	$ US$	6,489 (200)	$ US$	9,690 (300)	$—	$ US$	16,179 (500)	100%	$ US$	(832 ((27	) ))

Carrying Value as of September 30, 2008		Accumulated Inward Remittance of Earnings as of September 30, 2008	Accumulated Investment in Mainland China as of September 30, 2008		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ US$	16,159 (502)	$—	$ US$	16,179 (500)	$ US$	16,179 (500)	$380,884 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Exhibit 3

Chunghwa Telecom Co., Ltd. and Subsidiaries Consolidated Financial Statements for the Nine Months Ended September 30, 2008 and 2007 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2008 and 2007, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements as of and for the nine months ended September 30, 2008 and 2007 of certain subsidiaries have not been reviewed. The total assets of these subsidiaries were 1.36% (NT$6,592,577 thousand) and 0.32% (NT$1,443,504 thousand), and the total liabilities of these subsidiaries were 1.68% (NT$1,589,659 thousand) and 1.43% (NT$746,428 thousand), of the related consolidated amounts as of September 30, 2008 and 2007, respectively. The total revenues of these subsidiaries were 0.68% (NT$1,030,020 thousand) and 0.42% (NT$614,534 thousand) of the related consolidated revenues for the nine months ended September 30, 2008 and 2007, respectively and their net loss were NT$867,623 thousand and were NT$49,693 thousand for the nine months ended September 30, 2008 and 2007, respectively. Further, as discussed in Note 12 to the consolidated financial statements, the financial statements as of and for the nine months ended September 30, 2008 and 2007 of certain equity method investees have not been reviewed. The aggregate carrying values of these equity method investees were NT$1,942,367 thousand and NT$1,880,668 thousand as of September 30, 2008 and 2007, respectively, and the equity in earning were NT$47,800 thousand and NT$88,622 thousand, respectively, for the nine months then ended.

Based on our reviews, except for the effects of such adjustments, if any, on the unreviewed financial statements of certain subsidiaries and equity method investee as might have been determined to be necessary had such financial statements been reviewed, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.

October 21, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$103,129,705	21	$55,673,530	12
Financial assets at fair value through profit or loss (Notes 2 and 5)	95,439	—	126,016	—
Available-for-sale financial assets (Notes 2 and 6)	15,038,833	3	21,201,421	5
Held-to-maturity financial assets (Notes 2 and 7)	35,033	—	57,324	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,091,726 in 2008 and $3,615,286 in 2007 (Notes 2 and 8)	11,655,831	3	13,354,247	3
Receivables from related parties (Note 28)	237	—	19,403	—
Other current monetary assets (Notes 2 and 9)	3,756,135	1	6,885,692	1
Inventories, net (Notes 2, 10 and 20)	6,133,363	1	4,252,880	1
Deferred income taxes (Notes 2 and 25)	423,553	—	293,678	—
Restricted assets (Note 29)	3,366	—	1,862	—
Other current assets (Notes 11 and 20)	4,648,448	1	3,383,998	1

Total current assets	144,919,943	30	105,250,051	23

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,942,367	—	1,880,668	—
Financial assets carried at cost (Notes 2 and 13)	2,261,498	1	1,956,730	1
Held-to-maturity financial assets (Notes 2 and 7)	1,315,061	—	322,291	—
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investment	6,518,926	1	5,159,689	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)
Cost
Land	102,072,994	21	101,110,534	22
Land improvements	1,487,827	—	1,479,005	—
Buildings	62,872,535	13	60,185,284	13
Computer equipment	15,234,421	3	15,297,174	4
Telecommunications equipment	643,338,790	133	637,946,626	141
Transportation equipment	2,734,161	1	3,189,033	1
Miscellaneous equipment	7,397,229	2	7,869,962	2

Total cost	835,137,957	173	827,077,618	183
Revaluation increment on land	5,820,548	1	5,823,991	1

	840,958,505	174	832,901,609	184
Less: Accumulated depreciation	538,177,654	111	521,807,607	115

	302,780,851	63	311,094,002	69
Construction in progress and prepayments for equipment	16,690,721	3	18,878,975	4

Property, plant and equipment, net	319,471,572	66	329,972,977	73

INTANGIBLE ASSETS (Note 2)
3G concession	7,673,240	2	8,421,849	2
Goodwill	226,257	—	72,411	—
Others	483,609	—	431,168	—

Total intangible assets	8,383,106	2	8,925,428	2

OTHER ASSETS
Leased assets (Note 29)	439,496	—	351,859	—
Idle assets (Note 2)	962,756	—	967,999	—
Refundable deposits	1,291,953	—	1,408,070	1
Deferred income taxes (Notes 2 and 25)	1,540,655	1	1,064,871	—
Restricted assets (Note 29)	8,532	—	—	—
Others	888,562	—	490,347	—

Total other assets	5,131,954	1	4,283,146	1

TOTAL	$484,425,501	100	$453,591,291	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$244,000	—	$253,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	1,424,815	—	905,971	1
Trade notes and accounts payable (Note 20)	8,677,566	2	8,854,198	2
Payables to related parties (Note 28)	210,810	—	303,577	—
Income tax payable (Notes 2 and 25)	3,283,178	1	5,439,303	1
Accrued expenses (Note 17)	11,019,769	2	9,736,640	2
Dividends payable (Note 21)	40,716,130	9	—	—
Current portion of long-term loans (Note 19)	6,300	—	66,894	—
Other current liabilities (Notes 18, 20 and 28)	15,239,416	3	14,385,006	3

Total current liabilities	80,821,984	17	39,944,589	9

NONCURRENT LIABILITY
Long-term loans (Note 19)	31,540	—	227,273	—
Deferred income	1,910,575	—	1,400,253	—

Total noncurrent liabilities	1,942,115	—	1,627,526	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	5,121,009	1	3,221,519	1
Customers’ deposits	6,243,266	2	6,410,357	1
Other	410,363	—	740,343	—

Total other liabilities	11,774,638	3	10,372,219	2

Total liabilities	94,633,723	20	52,039,320	11

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 15, 21 and 23)
Capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,557,777 thousand shares in 2008 and 10,634,630 thousand shares in 2007	95,577,769	20	106,346,296	23

Preferred stock $10 par value	—	—	—	—

Capital stock to be issued	20,505,867	4	—	—

Additional paid-in capital:
Capital surplus	179,193,097	37	200,592,390	44
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	—	—

Total additional paid-in capital	179,206,270	37	200,605,560	44

Retained earnings:
Legal reserve	52,859,566	11	48,036,210	11
Special reserve	2,675,419	—	2,678,723	1
Unappropriated earnings	32,789,828	7	37,854,980	8

Total retained earnings	88,324,813	18	88,569,913	20

Other adjustments
Cumulative translation adjustments	14,824	—	(4,398)	—
Unrecognized net loss of pension	(85)	—	—	—
Unrealized gain (loss) on financial instruments	(2,634,740)	—	1,175,544	—
Unrealized revaluation increment	5,823,085	1	5,824,210	2

Total other adjustments	3,203,084	1	6,995,356	2

Treasury stock	—	—	(3,470,172)	(1)

Total equity attributable to stockholders of the parent	386,817,803	80	399,046,953	88

MINORITY INTEREST IN SUBSIDIARIES	2,973,975	—	2,505,018	1

Total stockholders’ equity	389,791,778	80	401,551,971	89

TOTAL	$484,425,501	100	$453,591,291	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 21, 2008)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
NET REVENUES (Note 28)	$151,861,765	100	$147,429,742	100

OPERATING COSTS (Note 28)	84,261,526	55	77,720,150	52

GROSS PROFIT	67,600,239	45	69,709,592	48

OPERATING EXPENSES (Note 28)
Marketing	15,747,992	10	17,025,040	11
General and administrative	2,685,617	2	2,489,403	2
Research and development	2,238,437	2	2,381,976	2

Total operating expenses	20,672,046	14	21,896,419	15

INCOME FROM OPERATIONS	46,928,193	31	47,813,173	33

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	1,433,029	1	1,061,865	1
Gain on disposal of financial instruments, net	392,178	1	40,187	—
Dividends income	108,413	—	64,989	—
Equity in earnings of equity method investees, net	47,800	—	88,622	—
Other	282,954	—	564,173	—

Total non-operating income and gains	2,264,374	2	1,819,836	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	736,667	1	883,342	1
Loss on disposal of property, plant and equipment, net	57,318	—	38,593	—
Valuation loss on inventory	35,239	—	12,434	—
Foreign exchange loss, net	9,572	—	26,702	—
Interest expense	3,322	—	12,672	—
Other	113,811	—	184,817	—

Total non-operating expenses and losses	955,929	1	1,158,560	1

INCOME BEFORE INCOME TAX	48,236,638	32	48,474,449	33

INCOME TAX EXPENSE (Notes 2 and 25)	11,093,373	8	10,369,093	7

CONSOLIDATED NET INCOME	$37,143,265	24	$38,105,356	26

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
ATTRIBUTED TO
Stockholders of the parent	$36,522,087	24	$37,786,442	26
Minority interests	621,178	—	318,914	—

	$37,143,265	24	$38,105,356	26

	2008		2007
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 26)
Basic earnings per share	$4.95	$3.82	$4.52	$3.55

Diluted earnings per share	$4.94	$3.81	$4.51	$3.55

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 21, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$37,143,265	$38,105,356
Provision for doubtful accounts	396,859	605,115
Depreciation and amortization	28,681,878	29,876,792
Amortization of discount of financial assets	(1,125)	—
Valuation loss on inventory	35,239	12,434
Valuation loss on financial instruments, net	736,667	883,342
Gain on disposal of financial instruments, net	(392,178)	(40,187)
Loss on disposal of property, plant and equipment, net	57,318	38,593
Loss on disposal of leased assets	9	9
Loss on disposal of deferred expenses	1,053	431
Equity in loss (earnings) of equity method investees	(47,800)	(88,622)
Dividends received from equity investees	217,176	44,000
Impairment loss on financial assets carried at cost	15,000	—
Deferred income taxes	(458,109)	(683,898)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	451,275	(275,603)
Trade notes and accounts receivable	(590,548)	(217,269)
Receivables from related parties	(125,293)	(504,913)
Other current monetary assets	3,316,491	233,126
Inventories	(2,770,753)	(82,051)
Other current assets	(3,184,118)	(2,277,524)
Increase (decrease) in:
Trade notes and accounts payable	(3,009,030)	(2,017,076)
Payables to related parties	177,474	462,344
Income tax payable	(4,014,301)	(3,188,499)
Accrued expenses	(4,445,583)	(9,179,952)
Other current liabilities	292,664	1,150,708
Deferred income	405,424	444,834
Accrued pension liabilities	1,201,832	1,950,697

	(9,391,520)	(10,376,944)

Net cash provided by operating activities	54,090,786	55,252,187

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(6,619,406)	(19,266,377)
Proceeds from disposal of available-for-sale financial assets	6,771,626	5,825,895
Acquisition of held-to-maturity financial assets	(852,383)	(400,000)
Proceeds from disposal of held-to-maturity financial assets	652,863	20,385
Acquisition of financial assets carried at cost	(230,000)	—
Proceeds of disposal of financial assets carried at cost	384,017	—
Acquisition of investments accounted for using equity method	(163,009)	(1,093,268)
Proceeds from disposal of long-term investments	44,256	69,485

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
Acquisition of property, plant and equipment	$(18,333,215)	$(15,750,506)
Proceeds from disposal of property, plant and equipment	1,825,894	93,699
Acquisition of intangible assets	(142,896)	(206,258)
Decrease (increase) in restricted assets	(3,058)	364
Decrease (increase) in other assets	(288,814)	17,197

Net cash used in investing activities	(16,954,125)	(30,689,384)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	208,000	127,000
Repayment of long-term loans	(37,280)	(636,306)
Increase in long-term loans	—	21,944
Decrease in customers’ deposits	(76,311)	(295,056)
Increase (decrease) in other liabilities	(331,819)	169,575
Cash dividends paid	(486,047)	(34,750,742)
Remuneration to board of directors and supervisors and bonus to employees	(47,018)	(1,300,059)
Cash paid to stockholders for capital reduction	(9,557,777)	—
Repurchase of treasury stock	—	(3,470,172)
Proceeds from exercise of employee stock option	59,944	15,339

Net cash used in financing activities	(10,268,308)	(40,118,477)

EFFECT OF EXCHANGE RATE CHANGES	15,159	(1,107)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	13,192	557,337

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,896,704	(14,999,444)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	76,233,001	70,672,974

CASH AND CASH EQUIVALENTS, END OF PERIOD	$103,129,705	$55,673,530

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$3,536	$17,104

Income tax paid	$15,546,066	$14,259,580

NON-CASH FINANCING ACTIVITIES
Dividends payable	$40,716,130	$—

Current portion of long-term loans	$6,300	$26,894

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$17,299,950	$14,970,035
Decrease in payables to suppliers	883,675	420,451
Prepayments for equipment	149,590	360,020

	$18,333,215	$15,750,506

The following table presents the allocation of acquisition costs of Senao International Co., Ltd., made during the nine months ended September 30, 2007 to assets acquired and liabilities assumed, based on their fair values:

Cash	$617,003
Financial assets at fair value through profit or loss	86,796
Trade notes and accounts receivable	2,024,443
Inventories	1,625,790
Other current assets	334,055
Long-term investment	12,941
Property, plant, and equipment	1,316,657
Identifiable intangible assets	365,920
Other assets	134,869
Short-term loans and current portion of long-term loans	(100,000)
Trade notes and accounts payable	(1,629,324)
Other current liabilities	(714,517)
Long-term liabilities	(580,000)
Other liabilities	(92,579)

Total	3,402,054
Percentage of ownership	31.3285%

Acquisition cost	$1,065,813

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 21, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and GSM, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining four out of seven seats of the board of directors of SENAO on April 12, 2007.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it. Chunghwa acquired an additional 26% of the shares of SHE in January 2008. Chunghwa was the only shareholder that subscribed for the issuance of new shares of SHE and was accounted for as a capital transaction between an parent and subsidiary. The 44% minority interest in SHE was accounted for at historical cost basis. Cash held by SHE in January 2008 was $13,192 thousand.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and reinvests in the world satellite business.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in September 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHJ”) 100% owned subsidiary in October 2008, for a purchase price of $3,070 thousand cash. CHJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

As of September 30, 2008 and 2007, Chunghwa and its subsidiaries (“the Company”) had 27,146 and 25,828 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2008:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of Chunghwa, and the accounts of investees in which Chunghwa’s ownership percentage is less than 50% but over which Chunghwa has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the nine months ended September 30, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, New Prospect and Prime Asia. The consolidated financial statements for the nine months ended September 30, 2007 include the accounts of Chunghwa, SENAO, Taiwan Icon, CIYP, CHIEF, Unigate, CHIEF (HK), New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at using historical exchange rates and income statement accounts are translated into New Taiwan dollars at using average exchange rates during the period.

The financial statements as of and for the nine months ended September 30, 2008 and 2007 for the following subsidiaries have not been reviewed: CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), GHTG, DHT, SHE, LED, CHTS, New Prospect and Prime Asia, as of and for the nine months ended September 30, 2008; Taiwan Icon, CIYP, CHIEF, Unigate, CHIEF (HK), New Prospect and Prime Asia, as of and for the nine months ended September 30, 2007. The total assets of the above subsidiaries were 1.36% (NT$6,592,577 thousand) and 0.32% (NT$1,443,504 thousand), and the total liabilities of the above subsidiaries were 1.68% (NT$1,589,659 thousand) and 1.43% (NT$746,428 thousand), of the related consolidated amounts as of September 30, 2008 and 2007, respectively. The aggregate total revenues for these subsidiaries were 0.68% (NT$1,030,020 thousand) and 0.42% (NT$614,534 thousand), respectively, of the related consolidated amounts for the nine months ended September 30, 2008 and 2007 and their net loss were NT$867,623 thousand and were NT$49,693 thousand for the nine months ended September 30, 2008 and 2007, respectively.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

As LED engages mainly in development of property for sale, which has an operating cycle of over one year, the length of the operating cycle is the basis for classifying construction assets and liabilities as current or noncurrent.

Cash Equivalents

Cash equivalents are commercial paper, bond with resale agreements, and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. Chunghwa recognizes a financial asset or a financial liability when Chunghwa becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when Chunghwa loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Real Estate

Advances from the sale of real estate included in “unearned revenue” are deferred and recognized as revenue when the ownership is transferred to customers after completion of the construction.

Land held for commercial, industrial or residential development is stated at the lower of cost or market value.

Marketing expenses for inducing sale of real estate before completion of the construction are treated as deferred marketing expenses (included in “other current assets”) and recognized as expenses when the following conditions are met: a) the construction is completed and b) the ownership of the real estate is transferred to customers.

Investments Accounted for using Equity Method

Investments in companies in which Chunghwa exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if Chunghwa has substantial control over these equity investees. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. Chunghwa records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 5 to 60 years; computer equipment - 3 to 10 years; telecommunication equipment - 5 to 30 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G license is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years. Goodwill is not being amortized.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Reversal of a previously recognized impairment loss on goodwill is prohibited.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are in accordance with under SFAS No. 39, “Accounting for Share-based Payment.”

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method, under which compensation cost was recognized on a straight-line basis over the vesting period. According to the Interpretation 96-330 issued by ARDF in December 2007, the compensation cost remains the same if the revised plan meets both criteria in the aforementioned interpretation. If the revised plan does not meet both criteria stated in the interpretation, the revised plan would replace the original plan and the Company would calculate the incremental compensation cost using intrinsic value method and amortize over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. The adoption of this interpretation resulted in a decrease of NT$866,332 thousand in consolidated net income which was attributed to shareholders of the parent and a decrease in basic earnings per share (after income tax) of NT$0.09 for the nine months ended September 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2008	2007
Cash
Cash on hand	$496,509	$122,225
Bank deposits	18,686,633	7,569,959
Negotiable certificate of deposit, annual yield rate - ranging from 1.94%-2.643% and 1.82%-5.39% for 2008 and 2007, respectively	63,761,675	32,673,069

	82,944,817	40,365,253

Cash equivalents
Commercial paper, annual yield rate - ranging from 1.96%-3.762% and 1.90%-5.22% for 2008 and 2007, respectively	20,184,888	14,951,919
Bond with resale agreements, annual yield rate - ranging from 2.10%-2.30% for 2007	—	250,000
U.S. Treasury bills, annual yield rate 4.41% for 2007	—	106,358

	20,184,888	15,308,277

	$103,129,705	$55,673,530

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2008	2007
Current

Derivatives - financial assets
Index future contracts	$95,359	$111,994
Forward exchange contracts	80	14,022

	$95,439	$126,016

Derivatives - financial liabilities
Currency option contracts	$1,095,310	$795,881
Forward exchange contracts	329,247	86,554
Index future contracts	258	23,536

	$1,424,815	$905,971

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. As of September 30, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included listed stocks, mutual funds and derivative instruments.

Chunghwa entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts on September 30, 2008 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
September 30, 2008

Buy	NTD/USD	2008.10	NTD	197,981
Sell	EUR/USD	2008.11	EUR	6,550
	JPY/USD	2008.11	JPY	447,000
	GBP/USD	2008.11	GBP	2,140
	USD/EUR	2008.11	USD	2,131
	USD/GBP	2008.11	USD	327
September 30, 2007

Buy	NTD/USD	2007.10	NTD	175,362
Sell	EUR/USD	2007.11	EUR	29,000
	JPY/USD	2007.11	JPY	700,000
	GBP/USD	2007.11	GBP	2,630
	USD/NTD	2007.12-2008.01	USD	55,000
	EUR/NTD	2007.11-12	EUR	50,000
	NTD/USD	2007.10-2008.01	NTD	2,320,304

Outstanding index future contracts on September 30, 2008 and 2007 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
September 30, 2008

AMSTERDAM IDX FUT	2008.10	13	EUR	985
CAC40 10 EURO FUT	2008.10	14	EUR	576
IBEX 35 INDX FUTR	2008.10	7	EUR	761
DAX INDEX FUTURE	2008.12	3	EUR	454
MINI S&P/MIB FUT	2008.12	37	EUR	992
FTSE 100 IDX FUT	2008.12	19	GBP	966
TOPIX INDEX FUTURE	2008.11	36	JPY	437,364
S&P 500 FUTURE	2008.12	16	USD	5,009
S&P 500 EMINI FUTURE	2008.12	55	USD	3,403

September 30, 2007

AMSTERDAM IDX FUT	2007.10	13	EUR	1,366
CAC40 10 EURO FUT	2007.10	9	EUR	498
IBEX 35 INDX FUTR	2007.10	7	EUR	958
DAX INDEX FUTURE	2007.12	3	EUR	574
MINI S&P/MIB FUT	2007.12	34	EUR	1,326
FTSE 100 IDX FUT	2007.12	35	GBP	2,194
TOPIX INDEX FUTURE	2007.12	28	JPY	424,200
S&P 500 FUTURE	2007.12	16	USD	6,132
S&P 500 EMINI FUTURE	2007.12	14	USD	1,077

As of September 30, 2008 and 2007, the deposits paid for index future contracts were $54,540 thousand and $111,994 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman (included in “other current assets”) with annual yield rate of 8%. As of September 30, 2008, there are 233 remaining valuation periods. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

As of September 30, 2007, besides the aforementioned foreign currency option contract (USD TWD Window Knock-Out) with Goldman, the outstanding foreign currency option contracts were as follows:

Contract	Exchange Rate	Maturity Period	Contract Amount (in Thousands)
Buy USD call /NTD put	32.80	2007.12	USD	10,000
Sell USD put /NTD call	32.65	2007.12	USD	20,000
Buy USD call /NTD put	32.75	2007.12	USD	1,750
Sell USD put /NTD call	32.75	2007.12	USD	1,750
Buy USD call /NTD put	32.80	2007.12	USD	500
Sell USD put /NTD call	32.80	2007.12	USD	500

Net loss arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2008 and 2007 were $344,473 thousand (including realized settlement gain of $423,852 thousand and valuation loss of $768,325 thousand; such valuation loss included a loss of $515,151 thousand from foreign currency derivative contract with Goldman) and $976,005 thousand (including realized settlement loss of $108,773 thousand and valuation loss of $867,232 thousand; such valuation loss included a loss of $718,389 thousand from foreign currency derivative contract with Goldman), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2008	2007
Open-end mutual funds	$14,139,555	$19,780,140
Foreign listed stocks	687,993	971,178
Real estate investment trust fund	211,285	256,250
Listed stocks	—	153,078
Convertible bonds	—	40,775

	$15,038,833	$21,201,421

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2008	2007
Balance, beginning of period	$75,614	$541,035
Reported as a separate component of stockholders’ equity	(2,671,359)	636,026
Recognized in earnings	6,105	(23,768)

Balance, end of period	$(2,589,640)	$1,153,293

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2008	2007
Corporate bonds	$1,302,316	$250,000
Collateralized loan obligation	47,778	129,615

	1,350,094	379,615
Less: Current portion	35,033	57,324

	$1,315,061	$322,291

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2008	2007
Balance, beginning of period	$3,430,157	$3,550,086
Provision for doubtful accounts	394,587	601,924
Impact on acquisition of subsidiaries	983	77,830
Accounts receivable written off	(734,001)	(614,554)

Balance, end of period	$3,091,726	$3,615,286

9.	OTHER CURRENT MONETARY ASSETS

	September 30
	2008	2007
Receivable from disposal of financial instruments	$1,217,525	$10,653
Accrued custodial receipts from other carriers	655,021	805,327
Tax refund receivable	157	3,221,493
Fixed-line fund	—	1,000,000
Other receivable	1,883,432	1,848,219

	$3,756,135	$6,885,692

10.	INVENTORIES, NET

	September 30
	2008	2007
Supplies	$1,939,492	$1,601,732
Work in process	359,179	76,856
Merchandise	2,372,092	1,813,091
Materials in transit	823,295	817,870

	5,494,058	4,309,549
Less: Valuation allowance	99,963	56,669

	5,394,095	4,252,880
Land held for residential development	739,268	—

	$6,133,363	$4,252,880

11.	OTHER CURRENT ASSETS

	September 30
	2008	2007
Prepaid expenses	$3,186,026	$2,551,672
Prepaid rents	890,640	626,225
Miscellaneous	571,782	206,101

	$4,648,448	$3,383,998

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2008		2007
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Chunghwa Investment Co., Ltd. (“CHI”)	$853,148	49	$1,001,121	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	572,470	40	559,819	40
Senao Networks, Inc. (“SNI”)	261,631	45	276,531	48
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	97,711	33	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	81,022	30	—	—
King Way Technology Co., Ltd. (“KWT”)	76,207	33	—	—
A-Kuei Publishing Co., Ltd. (“AKP”)	178	49	—	—
ELTA Technology Co., Ltd. (“ELTA”)	—	—	27,075	21
Spring House Entertainment Inc. (“SHE”)	—	—	16,122	30

	$1,942,367		$1,880,668

SENAO spun off the wireless communication operation and established Senao Networks, Inc., on October 1, 2006 according to the Business Mergers and Acquisitions Law.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. in Vietnam in April 2008, by investing NT$91,239 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa invested Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

Chunghwa invested KingWay Technology Co., Ltd. (“KWT”) in January 2008, for purchasing price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

A-Kuei Publishing Co., Ltd. (“AKP”), an investment accounted for using equity method of SHE, engages mainly in publishing books and talking books.

Chunghwa invested in ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value $51,152 thousand on July 23, 2008 for a selling price of $44,047 thousand and recognized a disposal loss of $7,105 thousand.

CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008. SSVP will engage in the operation of ST-2 telecommunication satellite.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were NT$1,942,367 thousand and NT$1,880,668 thousand as of September 30, 2008 and 2007, respectively. The net equity in earnings of such equity investees were NT$47,800 thousand and NT$88,622 thousand for the nine months ended September 30, 2008 and 2007, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2008		2007
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	—	—
Global Mobile Corp. (“GMC”)	127,018	11	—	—
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	12	71,500	12
Essence Technology Solution, Inc. (“ETS”)	20,000	9	—	—
N.T.U. Innovation Incubation Corporation (“NTUI”)	12,000	9	12,000	9
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	10	3,450	10
Siemens Telecommunication Systems (“Siemens”)	—	—	5,250	15
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—	2

	$2,261,498		$1,956,730

The Company invested IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC has been overruled, and notified Chunghwa officially on May 5, 2008 that Chunghwa should dispose of all investment in GMC no later than June 30, 2008, otherwise, NCC will enforce a fine according to Telecommunication Act, and the fine may be imposed consecutively until the violation is rectified. Chunghwa disposed of 4,100 thousand shares of GMC in April 2008. Chunghwa has filed an appeal to NCC on April 30, 2008 and requested the NCC to officially suspend the enforcement on June 10, 2008. On July 3, 2008, NCC resolved that according to the administrative penal provisions, Chunghwa stated that the investment target couldn’t be transacted in the short term. Therefore, NCC determined that Chunghwa will not be subject to fine in a suitable time.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of $15,000 thousand for the nine months ended September 30, 2008 and $22,000 thousand for the year ended December 31, 2007.

Chunghwa invested ETS in December 2007, for a purchase price of $20,000 thousand. ETS mainly engages in IP-Private Branch Exchange (IP PBX) and design of voice security module.

Chunghwa disposed all shares of Siemens with carrying value $5,250 thousand in March 2008, for a selling price of $314,055 thousand and Chunghwa recognized a disposal gain of $308,805 thousand.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	September 30
	2008	2007
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Fixed-Line Fund managed by a Piping Fund administered by the Taipei City Government. These funds were used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the parties using the infrastructure shall reimburse the money to the contributors.

CHSI invested Taiwan Goal Co., Ltd. (“TG”) in January 2008, for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. Therefore, CHSI has reclassified its investment to other monetary assets. As of September 30, 2008, TG has registered dissolution and cancelled the certificate of Profit Seeking Enterprise and Taipei District Court declared the dissolution is approved. CHSI has received $29,561 thousand for the liquidation and recognized a loss of $439 thousand.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2008	2007
Cost
Land	$102,072,994	$101,110,534
Land improvements	1,487,827	1,479,005
Buildings	62,872,535	60,185,284
Computer equipment	15,234,421	15,297,174
Telecommunications equipment	643,338,790	637,946,626
Transportation equipment	2,734,161	3,189,033
Miscellaneous equipment	7,397,229	7,869,962

Total cost	835,137,957	827,077,618
Revaluation increment on land	5,820,548	5,823,991

	840,958,505	832,901,609

Accumulated depreciation
Land improvements	885,231	840,344
Buildings	16,054,604	14,990,229
Computer equipment	11,746,088	11,705,290
Telecommunications equipment	500,595,150	484,439,346
Transportation equipment	2,592,400	3,069,770
Miscellaneous equipment	6,304,181	6,762,628

	538,177,654	521,807,607

Construction in progress and advances related to acquisition of equipment	16,690,721	18,878,975

Property, plant and equipment, net	$319,471,572	$329,972,977

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of September 30, 2008, the unrealized revaluation increment was decreased to $5,823,085 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the nine months ended September 30, 2008 and 2007 amounted to $27,858,127 thousand and $29,130,182 thousand, respectively. Capitalized interest expense for the nine months ended September 30, 2008 and 2007 amounted to $722 thousand and $1,455 thousand, capitalized rate were 2.787%-2.883% and 2.955%-3.215%, respectively.

16.	SHORT-TERM LOANS

	September 30
	2008	2007
Secured loans - annual rate 2.796%-2.85% and 2.955%-3.295% for 2008 and 2007, respectively	$144,000	$253,000
Unsecured loans - annual rate - 2.80%-2.85% for 2008	100,000	—

	$244,000	$253,000

17.	ACCRUED EXPENSES

	September 30
	2008	2007
Accrued salary and compensation	$7,440,714	$5,851,259
Accrued franchise fees	1,799,405	1,654,964
Other accrued expenses	1,779,650	2,230,417

	$11,019,769	$9,736,640

18.	OTHER CURRENT LIABILITIES

	September 30
	2008	2007
Advances from subscribers	$6,279,793	$5,085,965
Amounts collected in trust for others	2,679,407	3,291,458
Payables to equipment suppliers	1,314,034	1,276,253
Refundable customers’ deposits	964,655	974,690
Payables to contractors	953,902	636,950
Miscellaneous	3,047,625	3,119,690

	$15,239,416	$14,385,006

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30
	2008	2007
Secured loans - annual rate 1% and 2.62%-3.05% for 2008 and 2007, respectively	$37,840	$254,167
Unsecured loans - annual rate - 2.79% for 2007	—	40,000

	37,840	294,167
Less: Current portion of long-term loans	6,300	66,894

	$31,540	$227,273

SHE applied for a loan from the Industrial Development Bureau, Ministry of Economic Affairs for research and development purpose and obtained a secured loan from Taiwan Business Bank. Interest is payable monthly and the principal is payable every three month from January 15, 2009 with a due date of April 15, 2013.

SENAO obtained a secured loan from Land Bank. The principal amount was payable semiannually and the loan was repaid in October 2007. CHIEF obtained a secured loan from Chinatrust Commercial Bank. Interest and principal were payable monthly and the loan was repaid in November 2007.

SENAO obtained an unsecured loan from Industrial Bank of Taiwan and Land Bank. Interest and principal amount are payable semiannually and the loan is repaid in May 2008.

20.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The contract-related assets and liabilities of LED are classified as current or noncurrent based on the length of its operating cycle, which is greater than 12 months.

	September 30, 2008
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$739,268	$739,268
Deferred marketing expenses (classified as other current assets)	—	74,431	74,431
Others (classified as other current assets)	3,961	—	3,961

Liabilities

Notes and accounts payable	333	—	333
Advance from of land and building (classified as other current liabilities)	—	150,215	150,215
Others (classified as other current liabilities)	753	—	753

21.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,557,776,912 shares, and 2 preferred shares (at $10 par value per share), which was approved by the board of directors to be issue on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2008, the outstanding ADSs were 160,324 thousand units, which equaled approximately 1,603,239 thousand common shares and represented 16.77% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. However, the statement above is not limited to the additional paid-in capital generating from company reforming, such as merger, acquisition, and reconstruction.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the nine months ended September 30, 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and represented 3.37% and 0.2%, respectively, of net income after setting aside 10% legal reserve.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2007 and 2006 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2008 and June 15, 2007 as follows:

	Appropriation and Distribution		Dividend Per Share
	2007	2006	2007	2006
Legal reserve	$4,823,356	$3,998,445	$—	$—
Reversal of special reserve	3,304	1,461	—	—
Cash dividends	40,716,130	34,610,885	4.26	3.58
Stock dividends	955,778	—	0.10	—
Employee bonus - cash	1,303,605	1,256,619	—	—
Employee bonus - stock	434,535	—	—	—
Remuneration to board of directors and supervisors	43,454	35,904	—	—

On June 27, 2008, the board of directors of Chunghwa resolved to transfer capital surplus in the amount of $19,115,554 thousand to capital stock. Furthermore, they resolved to reduce the same amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and to refund the excess funds to shareholders. The proposal was resolved by the stockholders’ at a meeting which was held on August 14, 2008.

The abovementioned 2008 capital increase proposal was effectively registered with Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The board of directors resolved the ex- dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above 2007 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex-dividend date of the aforementioned proposal as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,667,845 thousand to common capital stock. Chunghwa obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of NT$9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110,068 thousand held by Chunghwa and concurrently cancelled. Also, the cash has been returned to stockholders on January 2008.

Information on the appropriation of 2007 earnings, employee bonus and remuneration to board of directors and supervisors proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on July 1, 1998, R.O.C. resident stockholders are allowed a tax credit for their proportionate share of the income tax paid by Chunghwa on earnings generated since July 1, 1998.

22.	SENAO’ SHARE-BASED COMPENSATION PLANS

SENAO has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$15.8 (Original price $20.2)
2003.09.03	2004.03.04	385	18.9 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	15.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	14.3 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. SENAO Plans have exercise price adjustments formula upon the changes on common shares and distribute cash dividends. The options of all the Plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2008 and 2007 was as follows:

	Stock Options Outstanding
	2008		2007
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of year	18,592	$24.70	16,488	$14.66
Options issued	—	—	—	—
Options exercised	(4,057)	13.59	(2,611)	12.24
Options cancelled	(383)	24.27	(478)	—

Options outstanding, end of September 30	14,152	26.09	13,399	15.11

Options exercisable, end of September 30	2,521		1,685

As of September 30, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$14.3	7,104	1.71	$13.51	2,141	$13.44
$15.5-$18.9	1,000	1.08	15.61	380	15.74
$42.6	6,048	3.54	42.60	—	—

As of September 30, 2007, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.5-$15.7	11,180	2.70	$14.69	1,088	$10.50
$17.1-$20.8	2,219	1.80	17.23	597	17.46

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2008 and 2007.

Had SENAO used the fair value based method to recognize the compensation cost, the pro forma results of the company would have been as follows:

Nine Months Ended September 30
		2008		2007
Net income	As reported Pro forma	$ $	876,795thousand 864,323thousand	$ $	671,828thousand 663,462thousand
Basic earnings per share	As reported Pro forma	$ $	3.62 3.57	$ $	2.91 2.88
Diluted earnings per share	As reported Pro forma	$ $	3.49 3.44	$ $	2.80 2.77

Had SENAO used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the nine months ended September 30, 2008 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

23.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Nine Months Ended September 30
	2008	2007
Balance, beginning of the period	110,068	—
Increase	—	59,389
Decrease	(110,068)	—

Balance, end of the period	—	59,389

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The shares repurchased by Chunghwa shall not be pledged in accordance with Securities and Exchange Law of the ROC. The holders of treasury stocks are not entitled to vote in stockholders’ meetings.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2008
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,214,436	$7,306,978	$16,521,414
Insurance	626,811	483,397	1,110,208
Pension	1,208,616	899,986	2,108,602
Other compensation	5,733,681	3,968,429	9,702,110

	$16,783,544	$12,658,790	$29,442,334

Depreciation expense	$26,294,870	$1,563,257	$27,858,127

Amortization expense	$655,275	$136,152	$791,427

	Nine Months Ended September 30, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,287,417	$6,467,448	$15,754,865
Insurance	611,841	439,491	1,051,332
Pension	1,319,504	908,398	2,227,902
Other compensation	6,607,677	4,469,396	11,077,073

	$17,826,439	$12,284,733	$30,111,172

Depreciation expense	$27,487,420	$1,642,762	$29,130,182

Amortization expense	$648,800	$80,152	$728,952

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2008	2007
Income tax payable	$11,278,113	$10,790,539
Income tax - separated	225,403	187,085
Income tax - deferred	(458,109)	(684,478)
Adjustments of prior years’ income tax	47,966	75,947

	$11,093,373	$10,369,093

b.	Net deferred income tax assets (liabilities) consisted of the following:

	September 30
	2008	2007
Current
Deferred income tax assets:
Provision for doubtful accounts	$486,122	$349,796
Valuation loss on financial instruments, net	335,390	225,543
Loss carryforward	67,152	38,880
Valuation loss on inventory	13,057	12,517
Unrealized foreign exchange loss	12,953	399
Estimated warranty liabilities	11,034	17,025
Other	34,977	21,735

	960,685	665,895
Valuation allowance	(537,132)	(372,217)

	$423,553	$293,678

Noncurrent deferred income tax assets:
Accrued pension cost	$1,394,153	$921,341
Impairment loss	84,208	91,293
Loss carryforward	77,263	107,950
Loss on disposal of property, plant and equipment impairment loss	16,498	18,422
Other	3,802	4,268

	1,575,924	1,143,274
Valuation allowance	(35,269)	(78,403)

	$1,540,655	$1,064,871

c.	As of September 30, 2008, loss carryforward of CHIEF, Unigate, SHE, CIYP and LED are as follows:

Company	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
CHIEF	$28,261	$28,261	2008
	22,427	22,427	2009
	25,392	25,392	2010
	21,975	21,975	2011
	12,679	12,679	2012
	5,253	5,253	2013
Unigate	20	20	2012
	12	12	2013
SHE	6,529	5,752	2008
	1,972	1,972	2009
	6,262	6,262	2011
	1,152	1,152	2012
CIYP	38,561	8,740	2012
LED	4,518	4,518	2013

	$175,013	$144,415

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2008	2007
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$13,820,421	$83,684

CHIEF	$17,280	$17,167

Unigate	$595	$595

CIYP	$—	$—

SENAO	$114,735	$27,606

CHSI	$502

SHE	$67

LED	$382

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2007 and 2006 for earnings were 28.60% and 24.42%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of September 30, 2008 and 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

The following entities’ income tax returns have been examined by tax authorities through 2005: Chunghwa, SENAO, CHIEF, Unigate, and CHSI. SHE’s income tax returns have been examines by tax authorities through 2006.

26.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income	Shares Outstanding (Denominator)	Income Before Income Tax	Net Income
Nine months ended September 30, 2008

EPS was calculated as follows:
Basic earnings per share	$47,301,789	$36,522,087	9,557,777	$4.95	$3.82

SENAO’ stock-based compensation	(14,479)	(14,479)	—
Employee bonus	—	—	18,313

Diluted earnings per share	$47,287,310	$36,507,608	9,576,090	$4.94	$3.81

Pro forma basic EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$47,301,789	$36,522,087	11,608,363	$4.07	$3.15

Pro forma diluted EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$47,287,310	$36,507,608	11,626,676	$4.07	$3.14

Nine months ended September 30, 2007
EPS was calculated as follows:
Basic earnings per share	$47,996,197	$37,786,442	10,629,909	$4.52	$3.55

SENAO’ stock-based compensation	(9,615)	(9,615)	—

Diluted earnings per share	$47,986,582	$37,776,827	10,629,909	$4.51	$3.55

Pro forma basic EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$47,996,197	$37,786,442	12,680,495	$3.79	$2.98

Pro forma diluted EPS adjusted for stock dividends with ex-dividend date after issuance of financial statements	$47,986,582	$37,776,827	12,680,495	$3.78	$2.98

Chunghwa presumes that the bonuses to employees will be settled in shares and takes those shares into consideration when calculating the weighted average number of shares outstanding used in the calculation of diluted EPS for the nine months ended September 30, 2008. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the shareholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2008 and 2007 was due to the effect of potential common stock of stock options by SENAO.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. The Company contribute an amount equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $2,168,945 thousand ($2,065,741 thousand subject to defined benefit plan and $103,204 thousand subject to defined contribution plan) and $2,324,882 thousand ($2,246,770 thousand subject to defined benefit plan and $78,112 thousand subject to defined contributed plan) for the years ended September 30, 2008 and 2007, respectively.

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Equity-method investee before Chunghwa has control over SENAO on April 12, 2007
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary of CHI prior to acquisition.
Spring House Entertainment Inc.(“SHE”)	Equity-method investee before Chunghwa has control over SHE on January 2008
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI prior to acquisition.
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary of CHI prior to acquisition.
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-method investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before (Chunghwa sold all shares in July, 2008.)
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Tai Zhong He	Former chairman of CHIEF, as a current member of the board of directors of CHIEF
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Paul Lin	Vice chairman and general manager of SENAO

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2008		2007
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
CHTG	$—	—	$16,780	86
Others	237	100	2,623	14

	$237	100	$19,403	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$160,501	76	$56,554	19
SNI	26,003	13	1,017	—
CHSI	—	—	150,948	50
CHTG	—	—	9,829	3
Others	4,328	2	4,116	1

	190,832	91	222,464	73

Payable to contractors
TISE	19,978	9	77,577	26

Amounts collected in trust for others
CHTG	—	—	3,536	1

	$210,810	100	$303,577	100

	September 30
	2008		2007
	Amount	%	Amount	%
3) Advances from rent(include in other current liabilities)

SNI	$2,688	—	$1,504	—

	Nine Months Ended September 30
	2008		2007
	Amount	%	Amount	%
4) Revenues

SKYSOFT	$24,682	—	$—	—
SENAO	—	—	30,158	—
CHTG	—	—	60,627	—
CHSI	—	—	11,236	—
Others	6,631	—	15,770	—

	$31,313	—	$117,791	—

5) Operating costs and expenses

TISE	$396,925	1	$269,232	—
ELTA	189,744	—	39,594	—
STEF	8,652	—	7,120	—
SNI	8,090	—	10	—
SENAO	—	—	1,174,966	2
CHSI	—	—	401,021	—
CHTG	—	—	49,076	—
Paul Lin	—	—	240	—
Others	3	—	1,515	—

	$603,414	1	$1,942,774	2

6) Non-operating income and gains - rent income

SNI	$23,051	1	$17,831	1

7) Acquisitions of property, plant and equipment

TISE	$313,803	2	$538,729	3
CHSI	—	—	223,289	2
CHTG	—	—	35,292	—

	$313,803	2	$797,310	5

Above transaction amount between the Company and SENAO was happened before the Company has control over SENAO on April 12, 2007. After the date, the amount are eliminated upon consolidation.

SENAO rent a building from Paul Lin for retail sales and service centers. The rent is paid monthly.

SNI rent some space of plants in Hwa-Ya Technology Park from SENAO. The rent is paid monthly.

The transaction terms, except of SENAO, SNI and other payable to Paul Lin were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

29.	PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by SENAO, CHIEF, and SHE.

	September 30
	2008	2007
Property, plant and equipment, net	$340,262	$509,206
Leased assets, net	438,192	290,974
Restricted assets	11,898	1,862

	$790,352	$802,042

30.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2008, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $765,920 thousand.

b.	Acquisitions of telecommunications equipment of $18,873,227 thousand.

c.	Unused letters of credit of $1,970,981 thousand.

d.	Contract to print billing, envelopes and selling gifts of $142,212 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Amount
2008 (from October 1, 2008 to December 31, 2008)	$427,856
2009	1,529,017
2010	1,020,634
2011	706,159
2012 and thereafter	716,010

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government. Based on Chunghwa understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to September 30, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of review report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

h.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court. The complaint alleged that Chunghwa infringed Giga Media’s R.O.C. Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of NT$500,000 thousand and interest calculated at 5% from the date the indictment was received by Chunghwa to the payment date. Chunghwa claims that its service technique is different from the nature of Giga Media’s patent and that it does not need to use Giga Media’s PPPoE technique for its services. Chunghwa has filed a statement of defense with the Taiwan Taipei District Court.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	September 30
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$103,129,705	$103,129,705	$55,673,530	$55,673,530
Financial assets at fair value through profit or loss	95,439	95,439	126,016	126,016
Available-for-sale financial assets	15,038,833	15,038,833	21,201,421	21,201,421
Held-to-maturity financial assets - current	35,033	35,033	57,324	57,324
Trade notes and accounts receivable, net	11,655,831	11,655,831	13,354,247	13,354,247
Receivable from related parties	237	237	19,403	19,403
Other current monetary assets	3,756,135	3,756,135	6,885,692	6,885,692
Restricted assets - current	3,366	3,366	1,862	1,862
Investments accounted for using equity method	1,942,367	2,089,522	1,880,668	2,033,904
Financial assets carried at cost	2,261,498	2,261,498	1,956,730	1,956,730
Held-to-maturity financial assets - noncurrent	1,315,061	1,315,061	322,291	322,291
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,291,953	1,291,953	1,408,070	1,408,070
Restricted assets - noncurrent	8,532	8,532	—	—
Liabilities
Short-term loans	244,000	244,000	253,000	253,000
Financial liabilities at fair value through profit or loss	1,424,815	1,424,815	905,971	905,971
Trade notes and accounts payable	8,677,566	8,677,566	8,854,198	8,854,198
Payables from related parties	210,810	210,810	303,577	303,577
Accrued expenses	11,019,769	11,019,769	9,736,640	9,736,640
Dividends payable	40,716,130	40,716,130	—	—
Amounts collected in trust for others (included in “other current liabilities”)	2,679,407	2,679,407	3,291,458	3,291,458
Payables to equipment suppliers (included in “other current liabilities”)	1,314,034	1,314,034	1,276,253	1,276,253
Refundable customers’ deposits (included in “other current liabilities”)	964,655	964,655	974,690	974,690

(Continued)

	September 30
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Payables to contractors (included in “other current liabilities”)	$953,902	$953,902	$636,950	$636,950
Hedging derivative financial liabilities (included in “other current liabilities”)	6,460	6,460	767	767
Current portion of long-term loans	6,300	6,300	66,894	66,894
Long-term loans	31,540	31,540	227,273	227,273
Customers’ deposits	6,243,266	6,243,266	6,410,357	6,410,357

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2008	2007	2008	2007
Assets

Financial assets at fair value through profit or loss	$95,359	$126,016	$80	$—
Available-for-sale financial assets	15,038,833	21,201,421	—	—
Hedging derivative financial assets (classified as other current monetary assets)	—	9,227	—	—

Liabilities

Financial liabilities at fair value through profit or loss	328,884	108,263	1,095,931	797,708
Hedging derivative financial liabilities (classified as other current liabilities)	6,460	767	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the nine months ended September 30, 2008 and 2007.

Outstanding forward exchange contracts for hedge as of September 30, 2008 and 2007:

	Currency	Holding Period	Contract Amount (in Thousands)
September 30, 2008

Sell	USD/NTD	2008.12	US$	65,000

September 30, 2007

Sell	USD/NTD	2007.10-12	US$	71,000

As of September 30, 2008 and 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $6,460 thousand and 767 thousand (classified as other current liabilities), respectively. As of September 30, 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial asset of $9,227 thousand (classified as other current monetary assets).

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,271,196 (Note 7)	29	$2,382,869	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,987,971 (Note 7)	100	2,987,971	Note 1
		Chunghwa Investment Co., Ltd.	Equity-method investee	Investments accounted for using equity method	98,000	853,148	49	929,340	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	791,904 (Note 7)	100	634,807	Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	34,869	784,461 (Note 7)	100	784,461	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	572,470	40	740,740	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	408,203 (Note 7)	69	360,139	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590	216,011 (Note 7)	100	216,011	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	120,697 (Note 7)	100	120,697	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,000	97,711	33	97,711	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	86,931 (Note 7)	100	78,914	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	81,022	30	41,655	Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,002	76,207	33	18,267	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	44,070 (Note 7)	56	29,552	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (Note 7)	100	—	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (Note 7)	100	—	Note 2
		Taipei Financial Center	—	Financial assets carried at cost	172,927	1,789,530	12	1,408,325	Note 1
		PRTI International		Financial assets carried at cost	9,234	34,500	12	34,961	Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000	17	198,902	Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	119,777	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		iD Branding Ventures	—	Financial assets carried at cost	7,500	$75,000	8	$77,299	Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	200,000	9	5,652	Note 1
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,303	—	6,477	Note 4
		ACOM CO LTD JPY50	—	Available-for-sale financial assets	4	3,614	—	4,713	Note 4
		ADIDAS AG NPV	—	Available-for-sale financial assets	4	6,996	—	6,177	Note 4
		ADOBE SYSTEMS INC COM USD0.0001	—	Available-for-sale financial assets	4	4,696	—	5,055	Note 4
		AEGIS GROUP PLC GBP0.05	—	Available-for-sale financial assets	58	4,690	—	3,125	Note 4
		AGGREKO PLC ORD	—	Available-for-sale financial assets	10	2,212	—	3,126	Note 4
		AIOI INSURANCE CO LTD NPV	—	Available-for-sale financial assets	20	3,048	—	3,123	Note 4
		ALSTOM EUR14 (POST-CONSOLIDATION)	—	Available-for-sale financial assets	2	3,501	—	4,895	Note 4
		ALTERA CORP COM	—	Available-for-sale financial assets	8	5,368	—	5,249	Note 4
		ANGLO AMERICAN PLC USD0.54945(POST CONSOLIDAT)	—	Available-for-sale financial assets	2	4,508	—	2,603	Note 4
		APPLE INC	—	Available-for-sale financial assets	1	2,797	—	3,816	Note 4
		APPLIED BIOSYSTEMS INC	—	Available-for-sale financial assets	5	5,091	—	5,502	Note 4
		ASTELLAS PHARMA INC SHS	—	Available-for-sale financial assets	2	3,019	—	2,949	Note 4
		ASTRAZENECA PLC ORD USD0.25	—	Available-for-sale financial assets	3	4,467	—	4,166	Note 4
		AVIVA PLC ORDINARY 25P SHARES	—	Available-for-sale financial assets	15	5,637	—	4,039	Note 4
		AVON PRODS INC COM	—	Available-for-sale financial assets	4	5,383	—	5,208	Note 4
		AXA EUR2.29	—	Available-for-sale financial assets	5	5,748	—	5,706	Note 4
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	12	8,168	—	4,790	Note 4
		BANCO POPOLARE SPA EUR3.60	—	Available-for-sale financial assets	12	6,831	—	5,931	Note 4
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	11	5,736	—	5,451	Note 4
		BASF SE Eur 1.28	—	Available-for-sale financial assets	3	7,002	—	5,016	Note 4
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	2	4,279	—	5,202	Note 4
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	4,666	—	5,222	Note 4
		BENESSE CORPORATION	—	Available-for-sale financial assets	3	3,646	—	3,553	Note 4
		BG GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	7	4,445	—	3,995	Note 4
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	5	2,882	—	3,333	Note 4
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,496	—	4,889	Note 4
		BNP PARIBAS EUR2	—	Available-for-sale financial assets	2	8,390	—	7,396	Note 4
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	29	10,622	—	7,849	Note 4
		CAMERON INTERNATIONAL CORP COM USD0.01	—	Available-for-sale financial assets	4	5,445	—	4,889	Note 4
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	4,936	—	4,683	Note 4
		CASIO COMPUTER CO LTD ORD	—	Available-for-sale financial assets	8	3,515	—	2,380	Note 4
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	4,108	—	5,319	Note 4
		COLGATE PALMOLIVE CO COM	—	Available-for-sale financial assets	2	5,485	—	5,404	Note 4
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	19	3,916	—	3,715	Note 4
		COOPER INDS LTD CL A	—	Available-for-sale financial assets	4	5,446	—	5,021	Note 4
		CUMMINS INC COM USD2.50	—	Available-for-sale financial assets	2	5,808	—	3,498	Note 4
		CVS CAREMARK CORP COM STK USD0.01	—	Available-for-sale financial assets	4	5,208	—	4,326	Note 4
		DAIHATSU MOTOR CO LTD NPV	—	Available-for-sale financial assets	8	3,076	—	2,797	Note 4
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	7	3,046	—	3,898	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		E.ON AG NPV	—	Available-for-sale financial assets	4	$7,020	—	$5,764	Note 4
		EISAI CO LTD	—	Available-for-sale financial assets	3	3,143	—	3,136	Note 4
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,402	—	5,198	Note 4
		ENEL	—	Available-for-sale financial assets	23	6,701	—	6,188	Note 4
		ENI SPA EUR1	—	Available-for-sale financial assets	6	7,043	—	5,137	Note 4
		ERSTE GROUP BANK AG	—	Available-for-sale financial assets	4	7,759	—	5,745	Note 4
		EXXON MOBIL CORP COM	—	Available-for-sale financial assets	2	5,204	—	4,741	Note 4
		FAMILYMART CO LTD FAMILYMART CO LTD	—	Available-for-sale financial assets	3	2,491	—	3,565	Note 4
		FAST RETAILING CO LTD NPV	—	Available-for-sale financial assets	2	3,490	—	4,854	Note 4
		FIAT SPA	—	Available-for-sale financial assets	12	6,298	—	5,037	Note 4
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,707	—	3,471	Note 4
		FLUOR CORP NEW COM	—	Available-for-sale financial assets	2	5,172	—	4,386	Note 4
		FRANCE TELECOM EUR4	—	Available-for-sale financial assets	7	8,418	—	6,680	Note 4
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	3,663	—	5,391	Note 4
		FUJI HEAVY INDUSTRIES LTD NPV	—	Available-for-sale financial assets	16	2,903	—	2,557	Note 4
		FUJITSU LTD SHS	—	Available-for-sale financial assets	14	3,641	—	2,504	Note 4
		FURUKAWA ELEC LTD ORD	—	Available-for-sale financial assets	22	3,466	—	3,064	Note 4
		GAMESTOP CORP-CL A NEW CLASS ‘A’ COM USD0.001	—	Available-for-sale financial assets	4	6,305	—	4,265	Note 4
		GEMALTO EUR1	—	Available-for-sale financial assets	6	7,083	—	6,790	Note 4
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,389	—	6,602	Note 4
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	4	4,231	—	5,669	Note 4
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,658	—	2,146	Note 4
		GRAINGER (W.W) INC COM	—	Available-for-sale financial assets	2	5,721	—	5,675	Note 4
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,409	—	6,435	Note 4
		HITACHI CONSTRUCTION MACHINE NPV	—	Available-for-sale financial assets	3	3,658	—	2,556	Note 4
		IMPERIAL TOBACCO GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	4	4,611	—	3,808	Note 4
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	8	7,143	—	6,296	Note 4
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	6	6,601	—	4,201	Note 4
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	2,315	—	2,474	Note 4
		INTESA SANPAOLO SPA INTESA SANPAOLO SPA	—	Available-for-sale financial assets	36	6,529	—	6,377	Note 4
		INTL BUSINESS MACHINES CORP COM USD0.20	—	Available-for-sale financial assets	1	4,526	—	5,370	Note 4
		ITOCHU CORP ORD	—	Available-for-sale financial assets	11	3,440	—	2,099	Note 4
		ITT CORP	—	Available-for-sale financial assets	2	4,921	—	4,299	Note 4
		JAPAN PETROLEUM EXPLORATION SHS	—	Available-for-sale financial assets	2	2,971	—	2,645	Note 4
		JFE HOLDINGS INC NPV	—	Available-for-sale financial assets	3	2,946	—	2,439	Note 4
		JGC CORPORATION	—	Available-for-sale financial assets	5	3,187	—	2,537	Note 4
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	6,195	—	6,709	Note 4
		JPMORGAN CHASE & CO COM USD1	—	Available-for-sale financial assets	4	5,646	—	5,828	Note 4
		KAJIMA CORPORATION KAJIMA CORPORATION	—	Available-for-sale financial assets	31	4,059	—	2,976	Note 4
		KONAMI CORP JPY50	—	Available-for-sale financial assets	3	3,440	—	2,237	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		KONINKLIJKE AHOLD NV EUR0.30	—	Available-for-sale financial assets	16	$7,615	—	$5,918	Note 4
		KONINKLIJKE KPN NV EUR0.24	—	Available-for-sale financial assets	12	7,272	—	5,798	Note 4
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	1	4,171	—	5,204	Note 4
		LVMH MOET-HENNESSY LOUIS VUI EUR0.30	—	Available-for-sale financial assets	2	6,538	—	5,401	Note 4
		M.A.N AG ORD	—	Available-for-sale financial assets	2	5,421	—	3,984	Note 4
		MAN GROUP PLC ORD USD0.03428571	—	Available-for-sale financial assets	12	4,620	—	2,338	Note 4
		MAPFRE S.A.	—	Available-for-sale financial assets	45	7,078	—	6,426	Note 4
		MARUBENI CORPORATION	—	Available-for-sale financial assets	16	3,305	—	2,297	Note 4
		MATSUSHITA ELECTRIC INDL CO	—	Available-for-sale financial assets	5	3,330	—	2,753	Note 4
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	4,113	—	6,344	Note 4
		MERCK KGAA NPV	—	Available-for-sale financial assets	2	8,065	—	5,986	Note 4
		METLIFE INC COM	—	Available-for-sale financial assets	3	5,462	—	5,333	Note 4
		MICROSOFT CORP COM USD0.0000125	—	Available-for-sale financial assets	6	4,988	—	4,716	Note 4
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	3	1,903	—	2,247	Note 4
		MITSUBISHI ELECTRIC CORP NPV	—	Available-for-sale financial assets	12	3,393	—	2,543	Note 4
		MITSUBISHI MOTORS CORP NPV	—	Available-for-sale financial assets	56	3,037	—	2,989	Note 4
		MITSUI O.S.K. LINES LTD	—	Available-for-sale financial assets	9	3,460	—	2,440	Note 4
		MONSANTO CO NEW COM	—	Available-for-sale financial assets	1	5,327	—	4,611	Note 4
		MOODY’S CORP COM USD0.01	—	Available-for-sale financial assets	2	2,668	—	2,278	Note 4
		MORGAN STANLEY COM STK USD0.01	—	Available-for-sale financial assets	2	2,644	—	1,507	Note 4
		MORRISON W SUPRMKT ORD GBP0.10	—	Available-for-sale financial assets	25	4,790	—	3,703	Note 4
		NATIONAL BANK OF GREECE EUR5.00 (REGD)	—	Available-for-sale financial assets	—	1	—	—	Note 4
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	2	2,991	—	3,186	Note 4
		NIKE INC -CL B CLASS ‘B’ COM NPV	—	Available-for-sale financial assets	3	6,351	—	6,911	Note 4
		NIKON CORP	—	Available-for-sale financial assets	4	2,577	—	3,012	Note 4
		NINTENDO CO LTD NPV	—	Available-for-sale financial assets	—	3,254	—	2,663	Note 4
		NIPPON ELECTRIC GLASS CO LTD	—	Available-for-sale financial assets	6	3,745	—	1,704	Note 4
		NIPPON SHEET GLASS CO LTD	—	Available-for-sale financial assets	17	2,858	—	2,790	Note 4
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,825	—	2,459	Note 4
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	8	7,132	—	4,674	Note 4
		NORTHERN TRUST CORP COM USD1.666	—	Available-for-sale financial assets	2	4,821	—	5,011	Note 4
		NYSE EURONEXT COM STK USD0.01	—	Available-for-sale financial assets	3	6,184	—	3,284	Note 4
		OCCIDENTAL PETROLEUM CORP COM USD0.20	—	Available-for-sale financial assets	2	4,780	—	5,195	Note 4
		OLD MUTUAL PLC GBP0.10	—	Available-for-sale financial assets	58	5,497	—	2,611	Note 4
		OMV AG AKT	—	Available-for-sale financial assets	3	6,798	—	3,934	Note 4
		ORIENTAL LAND CO LTD NPV	—	Available-for-sale financial assets	1	2,931	—	3,071	Note 4
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,470	—	4,554	Note 4
		PERNOD-RICARD SA NPV	—	Available-for-sale financial assets	2	6,167	—	6,273	Note 4
		PNC FINL SVCS GROUP IN COM	—	Available-for-sale financial assets	2	5,241	—	5,760	Note 4
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	4,638	—	4,195	Note 4
		PUBLIC SERVICE ENTERPRISE GP COM NPV	—	Available-for-sale financial assets	4	5,309	—	4,522	Note 4
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,313	—	5,281	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		RAYTHEON CO COM COM USD0.01	—	Available-for-sale financial assets	2	$5,072	—	$4,126	Note 4
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	3,865	—	4,278	Note 4
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,447	—	4,626	Note 4
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07	—	Available-for-sale financial assets	6	6,756	—	5,353	Note 4
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,564	—	6,175	Note 4
		SALZGITTER AG ORD NPV	—	Available-for-sale financial assets	1	6,683	—	3,906	Note 4
		SANOFI-AVENTIS EUR2 ORD SHS	—	Available-for-sale financial assets	3	6,227	—	6,198	Note 4
		SAP AG-COMMON ORD NPV	—	Available-for-sale financial assets	4	6,909	—	6,868	Note 4
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	5	3,883	—	3,924	Note 4
		SHIONOGI & CO LTD	—	Available-for-sale financial assets	6	3,882	—	3,911	Note 4
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	4	2,845	—	2,877	Note 4
		SIEMENS AG-REG NPV (REGD)	—	Available-for-sale financial assets	2	6,566	—	5,456	Note 4
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,803	—	4,217	Note 4
		STANDARD LIFE PLC ORD GBP0.10	—	Available-for-sale financial assets	31	4,516	—	4,379	Note 4
		STATE STR CORP COM	—	Available-for-sale financial assets	3	6,270	—	4,691	Note 4
		SUZUKI MOTOR CORP NPV	—	Available-for-sale financial assets	5	3,507	—	2,824	Note 4
		T&D HOLDINGS INC	—	Available-for-sale financial assets	2	3,413	—	3,350	Note 4
		TAKEDA PHARMACEUTICAL NPV SHS	—	Available-for-sale financial assets	2	3,108	—	3,060	Note 4
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	8	6,646	—	5,823	Note 4
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,314	—	4,347	Note 4
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,555	—	5,787	Note 4
		TIFFANY & CO COM	—	Available-for-sale financial assets	4	5,758	—	4,829	Note 4
		TOKIO MARINE HOLDINGS INC	—	Available-for-sale financial assets	3	3,491	—	3,442	Note 4
		TOTAL SA EUR2.5	—	Available-for-sale financial assets	3	7,337	—	5,438	Note 4
		TOYO SUISAN KAISHA LTD	—	Available-for-sale financial assets	5	3,456	—	4,080	Note 4
		TULLOW OIL PLC ORD GBP0.10	—	Available-for-sale financial assets	8	2,985	—	3,352	Note 4
		UNILEVER NV-CVA CVA EUR0.16	—	Available-for-sale financial assets	8	8,138	—	7,086	Note 4
		UNITED UTILITIES GROUP PLC ORD GBP5	—	Available-for-sale financial assets	7	3,405	—	3,021	Note 4
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,715	—	5,708	Note 4
		VIVENDI SA EUR5.50	—	Available-for-sale financial assets	5	6,732	—	5,320	Note 4
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	70	7,203	—	5,007	Note 4
		VOESTALPINE AG NPV	—	Available-for-sale financial assets	5	9,689	—	4,939	Note 4
		WAL-MART STORES INC COM USD0.10	—	Available-for-sale financial assets	3	5,310	—	5,580	Note 4
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	2,624	—	1,841	Note 4
		XTO ENERGY CORP COM	—	Available-for-sale financial assets	3	5,738	—	3,931	Note 4

		Beneficiary certificates (mutual fund)
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	105,500	Note 4
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	22,285	Note 4
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	83,500	Note 4
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	600	15,000	—	10,200	Note 3
		PCA Well Pool Fund	—	Available-for-sale financial assets	78,403	1,000,000	—	1,010,498	Note 3
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	35,148	500,000	—	505,219	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Polaris De-Li Fund	—	Available-for-sale financial assets	65,222	$1,000,000	—	$1,010,768	Note 3
		Polaris Global Reits Fund	—	Available-for-sale financial assets	10,018	125,084	—	91,864	Note 3
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	9,071	125,000	—	114,201	Note 3
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000		40,945	Note 3
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684	—	204,488	Note 3
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	238,868	Note 3
		Capital Stable Value Fund	—	Available-for-sale financial assets	2,867	36,423	—	28,440	Note 3
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	165,444	Note 3
		SinoPac Trend Fund	—	Available-for-sale financial assets	2,400	54,541	—	39,329	Note 3
		ING Global Balanced Portfolio	—	Available-for-sale financial assets	8,569	100,000	—	76,949	Note 3
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	89,573	Note 3
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	72,515	Note 3
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	13,059	175,000	—	133,463	Note 3
		Prudential Financial Balanced Fund	—	Available-for-sale financial assets	2,412	50,000	—	39,894	Note 3
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	24,870	Note 3
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	23,137	Note 3
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	25,100	Note 3
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	294,540	Note 3
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	194,637	Note 3
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	148,093	Note 3
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	106,821	Note 3
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	238,425	Note 3
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	14,305	140,902	—	136,473	Note 3
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,852	Note 3
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	672,000	Note 3
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	806,000	Note 3
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	713,000	Note 3
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	789,000	Note 3
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	858	532,846	—	551,010	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	1,069	413,175	—	334,694	Note 3
		JPMorgan Lux Funds - Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	175,861	Note 3
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	122,013	Note 3
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,644	565,387	—	517,556	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	4	55,632	—	64,552	Note 3
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,295	505,699	—	451,525	Note 3
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	92	521,290	—	428,292	Note 3
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	421,126	Note 3
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	279,062	Note 3
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	210,645	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	118,919	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	121,887	Note 3
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	123,869	Note 3
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	98,375	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	192		$162,900		—		$95,909	Note 3
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13		162,990		—		105,103	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	879		560,819		—		474,581	Note 3
		Fidelity Fds World	—	Available-for-sale financial assets	347		201,845		—		143,959	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	304		274,757		—		202,235	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171		178,920		—		134,294	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230		180,886		—		141,827	Note 3
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—		609,485		—		659,420	Note 3
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—		150,000		—		150,000	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—		100,000		—		100,000	Note 6
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—		200,000		—		200,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A issue	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 6
		China Development Industrial B	—	Held-to-maturity financial assets	—		202,569		—		202,569	Note 6
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—		149,912		—		149,912	Note 6
		Yuanta Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—		100,000		—		100,000	Note 6
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—		99,835		—		99,835	Note 6
		Enterprise Debt Securitization Cathay United Bank CLO 96-1	—	Held-to-maturity financial assets	—		47,778		—		47,778	Note 6

1	Senao International Co., Ltd.	Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,152		261,631		45		261,631	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000		9.41		12,664	Note 1
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,911 (Note 7)		100		1,911	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	—		1,183 (Note 7)		100		1,183	Note 1
		Chief Informational Corp.	Subsidiary	Investments accounted for using equity method	200		6,357 (Note 7)		100		6,357	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450		10		6,265	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—		2		—	Note 1
3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	US$	16,159 (502 (Note 7	) )	100	US$	16,159 (502)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000		—		12,433	Note 3
		SKITECB Balanced Fund	—	Available-for-sale financial assets	1,000		10,000		—		8,815	Note 3
		SinoPac Bond	—	Available-for-sale financial assets	2,086		27,544		—		27,667	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2008							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
		JS Small Cap	—	Available-for-sale financial assets	426		$7,541		—		$3,426	Note 3
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000		—		11,943	Note 3
		SKIT Strategy balanced Fund Series 2	—	Available-for-sale financial assets	2,000		20,000		—		17,908	Note 3
		BSI-MVLTINVEST-SWISS STOCKS		Available-for-sale financial assets	2		9,871		—		7,864	Note 3

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	US$	16,159 (502 (Note 7	) )	100	US$	16,159 (502)	Note 1
6	Spring House Entertainment Inc.	A-Kuei Publishing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		178		49		178	Note 1
		The Rsit Enhanced Bond Fund	—	Available-for-sale financial assets	1,515		17,000		—		17,179	Note 3

Note 1:	The net asset values of investees were based on unreviewed financial statements.
Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage.
Note 3:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values on September 30, 2008.
Note 4:	Market value was based on the closing price of September 30, 2008.
Note 5:	Showing at their original carrying amounts without the adjustments of fair values, except Held-to-maturity financial assets.
Note 6:	The net asset values of investees were based on amortized cost.
Note 7:	The amount are eliminated upon consolidation.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Light Era Development Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	$—	300,000	$3,000,000	—	$—	$—	$—	300,000	$2,987,971 (Notes 2 and 5)
		Donghwa Telecom Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	4,590	15,408	47,000	189,833	—	—	—	—	51,590	216,011 (Notes 3 and 5)
		Chunghwa Telecom Singapore Pte. Ltd.	Investment accounted for using equity method	—	Subsidiary	—	—	34,869	779,280	—	—	—	—	34,869	784,461 (Notes 4 and 5)
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	Financial assets carried at cost	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Siemens Telecommunication Systems	Financial assets carried at cost	—	—	75	5,250	—	—	75	314,055	5,250	308,805	—	—
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	5,800	119,781	—	—	5,800	126,499	119,781	6,718	—	—

		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	—	—	78,403	1,000,000	—	—	—	—	78,403	1,000,000
		IBT Securities Bond Fund	Available-for-sale financial assets	—	—	—	—	75,393	1,000,000	75,393	1,011,120	1,000,000	11,120	—	—
		Yuan Ta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	—	—	35,148	500,000	—	—	—	—	35,148	500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	85,334	1,000,000	85,334	1,009,677	1,000,000	9,677	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	—	—	65,222	1,000,000	—	—	—	—	65,222	1,000,000
		JP Morgan Global Balance Fund	Available-for-sale financial assets	—	—	—	—	9,071	125,000	—	—	—	—	9,071	125,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	47,979	559,554	—	—	47,979	522,195	559,554	(37,359)	—	—
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	6,097	100,000	—	—	6,097	80,581	100,000	(19,419)	—	—
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	22,878	350,000	—	—	22,878	273,078	350,000	(76,922)	—	—
		Entie ING CHTG Fund	Available-for-sale financial assets	—	—	8,104	100,000	—	—	8,104	73,373	100,000	(26,627)	—	—
		HSBC Global Fund of Bond Funds	Available-for-sale financial assets	—	—	—	—	22,838	250,000	—	—	—	—	22,838	250,000
		Fuh-Hwa Homerun Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	9,977	103,868	100,000	3,868	—	—
		Fuh-Hwa Income Fund	Available-for-sale financial assets	—	—	9,872	100,000	—	—	9,872	102,960	100,000	2,960	—	—
		Permail Fixed Income Holdings N.V.	Available-for-sale financial assets	—	—	7	264,095	—	—	7	247,956	264,095	(16,139)	—	—
		GAM Diversity - USD Open	Available-for-sale financial assets	—	—	10	262,293	—	—	10	234,297	262,293	(27,996)	—	—
		USD Special Bond Fund	Available-for-sale financial assets	—	—	25	353,540	—	—	25	344,621	353,540	(8,919)	—	—
		Mega Securities Corp. 1st Unsecured Corporate	Held-to-maturity financial assets	—	—	—	—	—	300,000	—	—	—	—	—	300,000
		China Delepquent Industrial B	Held-to-maturity financial assets	—	—	—	—	—	200,000	—	—	—	—	—	200,000
		Taiwan Power Company 3rdA Boards in2008	Held-to-maturity financial assets	—	—	—	—	—	150,000	—	—	—	—	—	150,000
		Yuantu Unsecured Corporate Bond in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000	—	—	—	—	—	100,000
		Formosa Detrochemical	Held-to-maturity financial assets	—	—	—	—	—	100,000	—	—	—	—	—	100,000

1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Taishin Lucky Fund	Available-for-sale financial assets	—	—	—	—	23,894	250,000	23,894	250,843	250,000	843	—	—
		UPAMC James Bond Fund	Available-for-sale financial assets	—	—	—	—	18,451	290,000	18,451	290,381	290,000	381	—	—
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	18,846	250,000	18,846	250,355	250,000	355	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		HSBC NTD Money Management Fund 2	Available-for-sale financial assets	—	—	—	$—	17,473	$250,000	17,473	$250,320	$250,000	$320	—	$—
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	6,702	100,000	6,702	100,266	100,000	266	—	—
		IBT 1699 Bond Fund	Available-for-sale financial assets	—	—	—	—	11,805	150,000	11,805	150,635	150,000	635	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	12,727	150,000	12,727	150,541	150,000	541	—	—

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.
Note 2:	The amount were less equity in losses of equity investees $12,029 thousand.
Note 3:	The ending balance includes $5,703 thousand and $5,067 thousand which are investment income recognized under equity method and cumulative adjustment, respectively.
Note 4:	The ending balance includes $1,477 thousand and $6,658 thousand which are investment loss recognized under equity method and cumulative adjustment, respectively.
Note 5:	The amount are eliminated upon consolidation.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

							Prior Transactions with Related Counter-party
Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Owner	Relationship	Transfer Date	Amount	Price Reference	Purpose of Acquisition	Other Terms
Chunghwa Telecom. Co., Ltd.	Land and building	2008.01.03	$1,217,740	Paid	National Property Administration	None	—	—	—	$—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND ITS SUBSIDIARIES

DISPOSAL OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Date of Disposal	Date of Obtained	Carrying Amount	Transaction Amount	Receipt Condition	Disposed Gain (Loss)		Parties Involved	Relation with the Corporation	Purpose	Reference for Price Settlement	Other Limitation
Chunghwa Telecom. Co., Ltd.	Land	2008.6.25	Acquired during April 2000	$703,125	$1,820,880	Received in July 2008 completely	$1,117,755 (Note	)	Light Era Development Co., Ltd.	Subsidiary	Revitalized assets	According to appraisal report: Negotiated price	—

Note:	The amount are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,447,021 (Notes 3 and 8)	1	30 days	(Note 2)	(Note 2)	$168,874 (Note 8)		2
				Purchase	5,328,404 (Notes 4 and 8)	8	30-90 days	(Note 2)	(Note 2)	(797,535 (Note 8	) )	(9)
		CHIEF Telecom Inc.	Subsidiary	Sales	152,199 (Note 8)	—	30 days	(Note 2)	(Note 2)	27,307 (Note 8)		—
				Purchase	121,886 (Note 8)	—	30-45 days	(Note 2)	(Note 2)	19,734 (Note 8)		—
		Chunghwa Telecom	Subsidiary	Sales	140,957	—	30-90 days	—	—	46,198		—
		Global, Inc.			(Note 8)					(Note 8)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	294,113 (Notes 5 and 8)	—	30-90 days	—	—	(134,463 (Notes 6 and 8	) )	(2)
		Taiwan International Standard Electronics Co., Ltd.	Equity- method investee	Purchase	396,925	1	30 days	—	—	(160,501)		(2)
		ELTA Technology Co., Ltd.	(Note 7)	Purchase	189,744	—	30 days	—	—	—		—
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Purchase	109,784 (Note 8)	—	30 days	(Note 2)	(Note 2)	4,823 (Note 8)		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,329,610 (Notes 4 and 8)	31	30-90 days	(Note 2)	(Note 2)	797,535 (Note 8)		47

				Purchase	1,416,336 (Notes 3 and 8)	10	30 days	(Note 2)	(Note 2)	(168,874 (Note 8	) )	(12)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	121,886 (Note 8)	19	30-45 days	(Note 2)	(Note 2)	19,734 (Note 8)		15

				Purchase	152,199 (Note 8)	26	30 days	(Note 2)	(Note 2)	(27,307 (Note 8	) )	(18)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	884,111 (Notes 5 and 8)	92	30-90 days	—	—	137,615 (Notes 6 and 8)		11

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	140,957 (Note 8)	80	30-90 days	—	—	(46,198 (Note 8	) )	83

8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	109,784 (Note 8)	33	30 days	(Note 2)	(Note 2)	4,823 (Note 8)		2

(Continued)

Note 1:	Excluding payment and receipts on behalf of other.
Note 2:	Transaction prices was determined in accordance with mutual agreements.
Note 3:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.
Note 4:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, other current assets and operating expenses.
Note 5:	The difference was because Chunghwa classified the amount as inventories, property, plant and equipment and intangible assets.
Note 6:	The difference was because Chunghwa classified as payables to contractors.
Note 7:	The investment accounted for using equity method was sold all shares in July 2008.
Note 8:	The amount are eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$168,874 (Note 2)	11.85	$—	—	$168,874	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,115,812 (Note 2)	10.58 (Note 1)	—	—	1,115,812	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	137,615 (Note 2)	4.35	—	—	66,735	—
8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	122,561 (Note 2)	3.75 (Note 1)	—	—	1,435	—

Note 1:	Payment and receipts on behalf of other are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount are eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2008				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					September 30, 2008	December 31, 2007	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$ 1,065,813	$ 1,065,813	71,773	29	$ 1,271,196 (Note 4)		$876,795		$ 246,912 (Note 4)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	—	300,000	100	2,987,971 (Note 4)		(12,029)		(12,029 (Note 4	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment	980,000	980,000	98,000	49	853,148		(118,290)		(59,093)		Equity-method investee
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	791,904 (Note 4)		33,771		9,738 (Note 4)		Subsidiary
		Chunghwa Telecom Singapore Ptd., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	779,280	—	34,869	100	784,461 (Note 4)		(1,477)		(1,477 (Note 4	) )	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	572,470		125,533		58,392		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	408,203 (Note 4)		(25,159)		(15,827 (Note 4	) )	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	11,430	51,590	100	216,011 (Note 4)		5,703		5,703 (Note 4)		Subsidiary
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	120,697 (Note 4)		89,442		89,442 (Note 4)		Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	91,239	—	3,000	33	97,711		6,451		2,150		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	86,931 (Note 4)		13,517		13,517 (Note 4)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	81,022		37,041		11,112		Equity-method investee
		King Way Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	—	1,002	33	76,207		24,338		4,437		Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	22,409	5,996	56	44,070 (Note 5)		10,175		5,382 (Note 5)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)		—		— (Notes 3 and 4)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)		—		— (Notes 3 and 4)		Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	15,152	45	261,631		68,904		26,639		Equity-method investee
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring	2,000	2,000	200	100	1,911 (Note 4)		(57)		(57 (Note 4	) )	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service	1,678	1,678	—	100	1,183 (Note 4)		(50)		(50 (Note 4	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Telecommunication and internet service	6,068 US$ (200)	—	200	100	6,357 (Note 4)		(74)		(74 (Note 4	) )	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	16,179 US$ (500)	6,489 US$ (200)	500	100	16,159 US$ (502 (Note 4	) )	(832 US$ ((27	) ))	(832 US$ ((27 (Note 4	) )) )	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2008
					September 30, 2008		December 31, 2007		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	$ US$	6,489 (200)	500	100	$ US$	16,159 (502 (Note 4	) )
6	Spring House Entertainment Inc.	A-Kuei Publishing Co., Ltd.	Taipei	Business of books		185		185	—	49		178

Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note

$ US$	(832 ((27	) ))	$ US$	(832 ((27 (Note 4	) )) )	Subsidiary
	(6)			(3)		Equity-method investee

Note 1:	The equity in net income (loss) of investees except Senao International Co., Ltd. was based on reviewed financial statements, the others was based on unreviewed financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization between the investment cost and net value and unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage.
Note 4:	The amount are eliminated upon consolidation.
Note 5:	The transaction which are happened after Chunghwa has control over SHE on January 17, 2008 are eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2008		Investment Flows			Accumulated Outflow of Investment from Taiwan as of September 30, 2008		% Ownership of Direct or Indirect Investment
							Outflow		Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ US$	16,179 (500)	Note 1	$ US$	6,489 (200)	$ US$	9,690 (300)	$—	$ US$	16,179 (500)	100%

Investment Gain (Loss) (Notes 2 and 4)			Carrying Value as of September 30, 2008 (Note 4)		Accumulated Inward Remittance of Earnings as of September 30, 2008	Accumulated Investment in Mainland China as of September 30, 2008		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ US$	(832 ((27)	) )	$ US$	16,159 (502)	$—	$ US$	16,179 (500)	$ US$	16,179 (500)	$380,884 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount are eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

					Transaction Details
	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2008	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	$27,307	—	—
					Accounts payable	19,734	—	—
					Payment of receipts under custody	1,482	—	—
					Revenues	152,199	—	—
					Operating cost and expenses	121,886	—	—
			Unigate Telecom Inc.	1	Accounts receivable	57	—	—
					Revenues	491	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	4,646	—	—
					Receivable of receipts under custody	28,720	—
					Accounts payable	4,823	—	—
					Payment of receipts under custody	117,738	—	—
					Revenues	18,068	—	—
					Operating cost and expenses	109,784	—	—
			Senao International Co., Ltd.	1	Accounts receivable	168,874	—	—
					Accounts payable	797,535	—	—
					Payment of receipts under custody	318,277	—	—
					Revenues	1,447,021	—	1
					Operating cost and expenses	5,328,404	—	4
					Office supplies	285	—	—
					Work in process	238	—	—
					Property, plant and equipment	725	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	50	—	—
					Accounts payable	134,463	—	—
					Payables to contractors	3,152	—	—
					Revenues	20,768	—	—
					Other income	837	—	—
					Operating cost and expenses	294,113	—	—
					Inventory	70,045	—	—
					Property, plant and equipment	474,891	—	—
					Intangible assets	45,272	—	—
			Chunghwa Telecom Global, Inc.	1	Accounts receivable	46,198	—	—
					Accounts payable	24,136	—	—
					Payment of receipts under custody	9,505	—	—
					Revenues	140,957	—	—
					Other income	436	—	—
					Operating cost and expenses	50,561	—	—
					Property, plant and equipment	57,675	—	—

(Continued)

				Transaction Details
No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Donghwa Telecom Co., Ltd.	1	Accounts payable	$9,062	—	—
				Revenues	297	—	—
				Operating cost and expenses	71,668	—	—
		Spring House Entertainment Inc.	1	Accounts receivable	8,224	—	—
				Accounts payable	16,224	—	—
				Revenues	1,321	—	—
				Operating cost and expenses	30,089	—	—
		Light Era Development Co., Ltd.	1	Accounts receivable	60	—	—
				Unearned revenue	243,460	—	—
				Revenues	4,156	—	—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	1,115,812	—	—
				Accounts payable	168,874	—	—
				Revenues	5,329,610	—	4
				Other income	42	—	—
				Operating cost and expenses	1,447,010	—	1
				Other expense	11	—	—
		Chunghwa International Yellow Pages Co., Ltd.	3	Accounts payable	76	—	—
				Other income	3	—	—
				Operating cost and expenses	2,513	—	—
		Chunghwa System Integration Co., Ltd.	3	Operating cost and expenses	650	—	—

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	21,216	—	—
				Accounts payable	27,307	—	—
				Revenues	121,886	—	—
				Operating cost and expenses	152,199	—	—
		Unigate Telecom Inc.	3	Accounts receivable	3	—	—
				Accounts payable	375	—	—
				Estimated accounts payable	214	—	—
				Other income	26	—	—
				Operating cost	3,487	—	—
		Chief International Corp.	3	Accounts payable	6,832	—	—
				Accounts receivable	2,475	—	—
				Operating cost and expenses	22,320	—	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	137,615	—	—
				Accounts payable	50	—	—
				Revenues	884,111	—	1
				Other income	210	—	—
				Operating cost and expenses	21,605	—	—
		Senao International Co., Ltd.	3	Revenues	650	—	—

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	33,641	—	—
				Accounts payable	46,198	—	—
				Revenues	108,236	—	—
				Operating cost and expenses	141,393	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	6	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$16,224	—	—
					Accounts payable	8,224	—	—
					Revenues	30,089	—	—
					Operating cost and expenses	1,321	—	—

	7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	57	—	—
					Operating cost and expenses	491	—	—
			CHIEF Telecom Inc.	3	Accounts receivable	375	—	—
					Estimated accounts receivable	214	—	—
					Accrued expenses	3	—	—
					Revenues	3,487	—	—
					Operating expenses	26	—	—

	8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	122,561	—	—
					Accounts payable	33,366	—	—
					Revenues	109,784	—	—
					Operating cost and expenses	18,068	—	—
			Senao International Co., Ltd.	3	Accounts receivable	76	—	—
					Revenues	2,513	—	—
					Other expense	3	—	—

	9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	9,062	—	—
					Revenues	71,668	—	—
					Operating cost and expenses	297	—	—

	10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Prepaid Expenses	243,460	—
					Accounts payable	60	—	—
					Operating cost and expenses	4,156	—	—

	11	Chief International Corp.	CHIEF Telecom Inc.	3	Accounts receivable	6,832	—	—
					Accounts payable	2,475	—	—
					Revenues	22,320	—	—

2007	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	20,465	—	—
					Revenues	132,879	—	—
					Operating cost	49,292	—	—
					Accounts payable	4,821	—	—
					Payment of receipts under custody	94	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	4,355	—	—
					Accounts payable	66	—	—
					Revenues	7,306	—	—
					Operating cost	4,043	—	—
			Senao International Co., Ltd.	1	Accounts receivable	321,304	—	—
					Accounts payable	499,513	—	—
					Payment of receipts under custody	434,143	—	—
					Revenues	666,094	—	—
					Operating cost and expenses	2,232,343	—	1

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
				Other expense	$14	—	—
		Unigate Telecom Inc.	3	Accounts receivable	57	—	—
				Revenues	496	—	—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	933,656	—	—
				Accounts payable	321,304	—	—
				Revenues	2,232,343	—	1
				Other income	14	—	—
				Operating cost and expenses	666,094	—	—

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	20,465	—	—
				Revenues	49,292	—	—
				Operating cost and expenses	132,879	—	—
				Accounts receivable	4,915	—	—
		Unigate Telecom Inc.	3	Accounts receivable	5	—	—
				Accounts payable	263	—	—
				Estimated accounts payable	130	—	—
				Revenues	23	—	—
				Operating cost	3,798	—	—

7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	57	—	—
				Operating cost and expenses	496	—	—
		CHIEF Telecom Inc.	3	Accounts receivable	393	—	—
				Accounts payable	5	—	—
				Revenues	3,798	—	—
				Operating cost	23	—	—

8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	4,355	—	—
				Accounts receivable	66	—	—
				Revenues	4,043	—	—
				Operating cost	7,306	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

	a.	“0” for the Company.
	b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

	a.	The Company to subsidiaries.
	b.	Subsidiaries to the Company.
	c.	Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO, CHIEF and CIYP were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2008, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the nine months ended September 30, 2008.

Note 5:	The amount are eliminated upon consolidation.

(Concluded)

Exhibit 4

Chunghwa Telecom Co., Ltd. and Subsidiaries GAAP Reconciliations of Consolidated Financial Statements for the Nine Months Ended September 30, 2007 and 2008

1.	UNAUDITED GAAP RECONCILIATIONS OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2008 (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 6-K furnished with the Securities and Exchange Commission of the United States (the “SEC”) on April 25, 2008 (File No. 001-31731). Certain additional adjustments impacting the reconciliation but not included in the SEC Form 6-K referenced above have been included in the notes to the reconciliation below.

1)	Net Income Reconciliation

	September 30
	2007	2008
	NT$	NT$
Consolidated net income under ROC GAAP	$38,105	$37,143
Net income attributable to minority interests under ROC GAAP	(319)	(621)

Net income attributable to stockholders of the parent under ROC GAAP	37,786	36,522

Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	25	12
2. Adjustments for depreciation expenses	271	244
b. 10% tax on unappropriated earnings	555	964
c. Employee bonuses and remuneration to directors and supervisors (Note 1)	(1,165)	(3,993)
d. Revenues recognized from deferred income of prepaid phone cards	93	568
e. Revenues recognized from deferred one-time connection fees	1,088	1,438
f. Share-based compensation (Note 2)	(11)	(17)
g. Benefit pension plan	1	1
i. Income tax effect of US GAAP adjustments	(320)	(642)
Others	(178)	(27)
Minority interest effect of US GAAP adjustments	150	217

Net adjustments	509	(1,235)

Net income under US GAAP	$38,295	$35,287

US GAAP earnings per common share:
Basic (in dollars)	$3.96	$3.69

Diluted (in dollars)	$3.96	$3.69

Weighted-average number of common shares outstanding (in 1,000 shares)	9,663,124	9,557,777

US GAAP earnings per pro forma equivalent ADSs
Basic (in dollars)	$39.63	$36.92

Diluted (in dollars)	$39.62	$36.91

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)	966,312	955,777

2)	Stockholders’ Equity Reconciliation

	September 30
	2007	2008
	NT$	NT$
Stockholders’ equity

Equity attributable to stockholders of the parent based on ROC GAAP	$399,047	$386,818
Adjustment:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)
2. Adjustment on depreciation expenses, and disposal gains and losses	3,479	3,901
3. Adjustments of revaluation of land	(5,824)	(5,823)
b. 10% tax on unappropriated earnings	(3,386)	(3,374)
c. Employee bonuses and remuneration to directors and supervisors (Note 1)	(860)	—
d. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)
2. Adjustment on deferred income recognition	549	1,695
e. Revenue recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)
2. Adjustment on deferred income recognition	9,412	12,677
f. Share-based compensation (Note 2)
1. Capital surplus reduction	15,673	15,678
2. Adjustment on retained earnings	(15,673)	(15,678)
g. 1. Accrual for accumulative other comprehensive income under US SFAS No.158	(225)	30
2. Accrued pension cost	(20)	(29)
h. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782
2. Adjustment on retained earnings	(9,665)	(9,665)
i. Income tax effect of US GAAP adjustments	7,601	6,321
Others	391	201
Minority interest effect of US GAAP adjustments	82	78

Net adjustments	(78,137)	(73,659)

Stockholders’ equity under US GAAP	$320,910	$313,159

3)	Cash Flows Differences

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customer deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95.

Note 1:	In March 2007, the Accounting Research and Development Foundation (“ARDF”) in the R.O.C. issued Interpretation 96-052 for the fiscal year beginning after January 1, 2008. From that date, the accounting treatment under ROC GAAP is as follows:

(1)	Nature - employees bonuses and remuneration of directors and supervisors are treated as an expense rather than an appropriation of earnings.

(2)	Measurement and recognition - such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of CHT. If the amounts initially accrued are significantly different from the amounts proposed subsequently by the board of directors in the following year, the difference needs to be retroactively adjusted. Otherwise, any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If such bonuses and remuneration are in the form of shares, compensation expenses remains the same but the units of shares are determined by divided by the fair value of the day prior to the shareholders’ meeting in the following year.

Note 2:	In August 2007, the ARDF issued ROC SFAS No. 39, “Accounting for Share-based Payment”, which require companies to record share-based payment transactions granted on or after January 1, 2008 using fair value method. There is no impact of the adoption this statement since the Company did not grant options on or after January 1, 2008.

Note 3:	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)	Gains (losses) on disposal of property, plant and equipment:

- Under ROC GAAP: Such amount is recorded as non-operating income (expense).

- Under US GAAP: Such amount is recorded as cost of revenues

(2)	Valuation loss on inventory:

- Under ROC GAAP: Such amount is recorded as non-operating expense.

- Under US GAAP: Such amount is recorded as cost of revenues

(3)	Under US GAAP the minority interest in the income of subsidiaries is deducted in arriving at net income whereas under ROC GAAP the minority interest forms part of stockholders’ funds.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141 did not define the acquirer, although it included guidance on identifying the acquirer. SFAS No. 141(R)’s scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS No. 141(R) requires to measure the noncontrolling interest in the acquire at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year. Earlier adoption is prohibited. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The effective date of SFAS No. 160 is the same as that of the related SFAS No. 141(R) Earlier adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company’s consolidated results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133”, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is assessing the impact of the adoption of this standard.

In February 2008, the FASB issued FSP 157-2 “Partial Deferral of the Effective Date of Statement 157” (“FSP 157-2”). FSP 157-2 delays the effective date of FAS 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is accessing the impact of the adoption of this statement.

In April 2008, the FASB issued FSP FAS 142-3 Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”) which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under Statement 142. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. While the guidance on determining the useful life of a recognized intangible asset must be applied prospectively only to intangible assets acquired after the FSP’s effective date, the disclosure requirements of the FSP must be applied prospectively to all intangible assets recognized as of, and after, the FSP FAS 142-3’s effective date. Early adoption is prohibited. The Company is assessing the impact of the adoption of this statement.